14

06015981

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME All Nippon Airways Co. Ltd

*CURRENT ADDRESS

PROCESSED
AUG 16 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01569 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/14/06

All Nippon Airways Co., Ltd.

082-01569

Annual Report 2006

For the Year Ended March 31, 2006



BUSINESS
CLASS
STAR ALLIANCE
FIRST
CLASS
CHECK IN

The Keys to Steady Growth

Good Times Fly

A STAR ALLIANCE MEMBER



Profile

In the more than 50 years since its founding in 1952, All Nippon Airways Co., Ltd. (ANA), has provided air transportation services, with the highest priority on safe operations. ANA is proud of the high level of trust that customers have placed in the Company. As a result of that trust, ANA has grown into the world's 11th largest airline, with more than 49.6 million passengers a year.

With an overriding emphasis on safety and customer satisfaction, the ANA Group will continue working to be the number one airline group in Asia.



ANA Group Philosophy

Our Commitments

On a foundation of security and reliability, the ANA Group will

- ***Create attractive surroundings for customers***
- ***Continue to be a familiar presence***
- ***Offer dreams and experiences to people around the world***



ANA Group Safety Principles

- ***Safety is our promise to the public and is the foundation of our business***
- ***Safety is assured by an integrated management system and mutual respect***
- ***Safety is enhanced through individual performance and dedication***

Contents

Forward-Looking Statements

This annual report contains statements based on ANA's current plans, estimates, strategies, and beliefs; all statements that are not statements of historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's management based on currently available information. Air transportation, the Company's core business, involves government-mandated costs that are beyond the Company's control, such as airport utilization fees and fuel taxes. In addition, conditions in the markets served by the Company are subject to significant fluctuations. It is possible that these conditions will change dramatically due to a number of factors, such as trends in technologies, demand, prices, and economic environments; foreign exchange rate fluctuations; and others. Due to these risks and uncertainties, it is possible that the Company's future performance will differ significantly from the contents of this annual report. Accordingly, there is no assurance that the forward-looking statements in this annual report will prove to be accurate.

Consolidated Financial Highlights

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2006, 2005 and 2004

Operating Revenues / Operating Income (Loss) Margin


(¥ Billions)
(%)
1,500
1,200
900
600
300
0
8
6
4
2
0
−2
1,368.7
6.5
02/3 03/3 04/3 05/3 06/3
Operating Revenues (¥ Billions)
Operating Income (Loss) Margin (%)

ROA / ROE


(%)
30
15
0
−15
−30
9.5
5.7
02/3 03/3 04/3 05/3 06/3
ROA
ROE

Interest-Bearing Debt / Debt/Equity Ratio


(¥ Billions)
(Times)
1,200
900
600
300
0
12
9
6
3
0
846.3
2.4
02/3 03/3 04/3 05/3 06/3
Interest-Bearing Debt (¥ Billions)
Debt/Equity Ratio (Times)

Record High Revenues and Operating Income

- Operating revenues rose 5.9%, to a record high of ¥1,368.7 billion, due to strong passenger and cargo demand.
- Despite higher fuel prices, vigorous efforts to match aircraft supply and demand and to reform the cost structure minimized the impact and limited the increase in operating expenses, which rose 5.3%, to ¥1,279.9 billion.
- Operating income was up 14.2%, to ¥88.8 billion, the highest level in the Company's history.
- Net income decreased 0.9%, to ¥26.7 billion.
- Cash dividends were maintained at ¥3.00 per share.

	Yen (Millions)			U.S. dollars[1] (Thousands)
	2006	2005	2004	2006
For the Year:				
Operating revenues	¥1,368,792	¥1,292,813	¥1,217,596	$11,652,269
Operating expenses	1,279,990	1,215,039	1,183,242	10,896,314
Operating income	88,802	77,774	34,354	755,955
Income before income taxes and minority interests	52,433	45,679	35,221	446,352
Net income	26,722	26,970	24,756	227,479
Free cash flow (loss)	82,076	(20,177)	(6,089)	698,697
At Year-End:				
Total assets	¥1,666,843	¥1,606,613	¥1,565,106	$14,189,521
Interest-bearing debt	846,317	942,256	1,031,713	7,204,537
Total shareholders' equity	346,309	214,284	150,086	2,948,063
	Yen			U.S. dollars[1]
Per Share Data:				
Net income	¥15.64	¥17.26	¥16.14	$0.133
Net income assuming full dilution	15.64	15.31	14.10	0.133
Cash dividends	3.00	3.00	3.00	0.026
	%, Times			
Management Indexes:				
Operating income margin	6.5%	6.0%	2.8%	
ROA[3]	5.7	5.2	2.7	
ROE[4]	9.5	14.8	18.2	
Debt/equity ratio	2.4 times	4.4 times	6.9 times	

Notes: 1. U.S. dollar amounts in this report are translated, for convenience only, at the rate of ¥117.47=US$1, the approximate exchange rate as of March 31, 2006.
2. As of March 31, 2006, there were 98 consolidated subsidiaries and 23 equity-method subsidiaries and affiliates.
3. ROA = (operating income + interest and dividend income) / simple average of total assets
4. ROE = net income / simple average of total shareholders' equity

ANA at a Glance

Business Activities

Air Transportation	With ANA, Air Nippon Co., Ltd., and Air Japan Co., Ltd., the Company conducts air transportation and other operations. The Company principally provides passenger, cargo, and mail transportation services. With 49.6 million passengers a year, ANA is the world's 11th largest airline. International Airport Utility Co., Ltd., ANA TELEMART Co., Ltd., and ANA Aircraft Maintenance Co., Ltd., provide a range of services for customers at airports, telephone reservations information, and aircraft maintenance services. Services for passengers at airports, cargo services, aircraft maintenance handling, and aircraft maintenance are also provided to domestic and international airlines outside the ANA Group.
• Domestic Passenger Operations	ANA operates 913 flights a day on 138 routes. With 45.5 million passengers a year, the Company has a market share of about 50%. ANA is working to improve all aspects of services for customers, from reservations to ticket purchase and boarding, in line with the key words "simple" and "convenient".
• International Passenger Operations	ANA operates 494 flights a week on 35 routes and carries 4.1 million passengers a year on its own flights. The Company is a leading member of Star Alliance, the world's largest airline alliance. Along with other member airlines, ANA provides highly convenient air transportation services. A special focus for the Company is the establishment of an East Asia network, centered on China.
• Cargo and Mail Operations	In its cargo and mail operations, the Company uses available cargo space on passenger aircraft and cargo freighters. ANA operates 4 domestic flights a day on 4 routes and 52 international freighters a week on 17 routes. On domestic routes, ANA transports 530 thousand tons of cargo and mail a year. On international routes, ANA transports 260 thousand tons of cargo and mail a year.
Travel Services	With ANA Sales Co., Ltd., as the driving force of its travel services operations, the Company develops and sells products using ANA air transportation services and accommodations at ANA hotels. The principal products are ANA Hallo Tour overseas travel packages and ANA Sky Holiday domestic travel packages.
Hotel Operations	With ANA Hotels & Resorts Co., Ltd., as the major component of its hotel operations, the Company manages hotels in major cities of Japan and provides hotel chain management support. Aiming to provide the highest level of service to satisfy its customers, ANA offers a range of services, including accommodations and food and beverages.
Other Businesses	In other businesses, ANA's operations are principally related to air transportation, information and telecommunications, trading, retailing, real estate and building maintenance, ground transportation and distribution, and aircraft interior maintenance and repair.

Segment Revenues

Segment Revenues as a Percentage of Operating Revenues


(¥ Billions)
978.4
992.4
997.9
1,066.9
1,132.6
02/3
03/3
04/3
05/3
06/3


71.3%




(¥ Billions)
662.7
646.8
644.8
658.7
685.0
02/3
03/3
04/3
05/3
06/3


43.1%




(¥ Billions)
169.6
185.4
176.9
200.7
229.2
02/3
03/3
04/3
05/3
06/3


14.4%




(¥ Billions)
71.4
78.3
82.2
90.9
96.7
02/3
03/3
04/3
05/3
06/3


6.1%




(¥ Billions)
158.5
162.8
168.6
190.2
199.4
02/3
03/3
04/3
05/3
06/3


12.5%


沖縄


(¥ Billions)
02/3
03/3
04/3
05/3
06/3


4.2%




(¥ Billions)
188.1
173.1
177.0
185.3
190.9
02/3
03/3
04/3
05/3
06/3


12.0%



Airlines by Number of Revenue Passengers in 2005

(Thousand passengers)

Rank	Airline	Number of Passengers
1	Delta Air Lines	118,853
2	American Airlines	98,035
3	Southwest Airlines	77,694
4	US Airways	71,577
5	United Airlines	66,803
6	Air France / KLM Royal Dutch Airlines	64,075
7	Continental Airlines	61,016
8	Japan Airlines	58,036
9	Northwest Airlines	56,470
10	Lufthansa	51,255
11	ANA	49,609

Total of domestic and international revenue passengers, prepared with data from each airline's web site. ANA and JAL for year ended March 2006. Air France and KLM for year ended March 2005. Others for year ended December 2005.

ANA Group's Share of Domestic Passengers in 2005


JAL
ANA
48.2%
Others

Source: Ministry of Land, Infrastructure and Transport

Volume of International Cargo


(Thousand tons)
1,500
1,325
1,000
500
0
02/3
03/3
04/3
05/3
06/3

Note: Volume of international cargo shipments carried from Japan by Japanese airlines.


ANA HOTELS
INTERNATIONAL
Sapporo
Tokyo
Osaka
Hiroshima
Fukuoka
Okinawa

Note: Only hotels operated by consolidated subsidiaries are shown.

To Our Shareholders



Mineo Yamamoto, *President and Chief Executive Officer*

Record High Revenues and Operating Income

In the fiscal year ended March 2006, with support from steady improvement in domestic business conditions, ANA took steps to improve its profitability, such as optimally allocating aircraft in line with demand and further reducing costs.

On international routes, to meet strong passenger and cargo demand, we introduced Boeing 777 aircraft, which feature highly economical operation, on all North America routes. On domestic routes, we implemented measures to secure business demand, principally high-yield passengers, such as increasing the number of *Super Seat Premium* seats. Fuel prices rose, but we formulated countermeasures for both revenues and costs and succeeded in minimizing the adverse effects of the higher prices.

As a result, operating revenues were ¥1,368.7 billion and operating income was ¥88.8 billion, both record highs for the Company, and every business segment was profitable.

We also worked to improve our balance sheet, which is a key issue. At the same time, in preparation for converting to new aircraft that will support our growth strategy, we increased our capital by issuing new shares, and at the end of March 2006 our debt/equity ratio and other financial indicators had improved significantly.

Despite a challenging operating environment marked by continued increases in fuel prices, ANA recorded the highest level of profit in the Company's history. We believe that this success is the result of the initiatives that we have implemented and the "security" and "trust" that ANA inspires in its many customers. ANA will continue to focus on safety first and will extend its record of safe operations by a robust safety framework and individual responsibility.

Implementing Our Growth Strategy—Formulation of the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010) in Preparation for the Expansion of Haneda Airport

The expansion of Haneda Airport is scheduled for completion in 2009. The significant expansion in the airport, which serves the Tokyo metropolitan area and where demand is increasingly concentrated, marks a major turning point for Japan's airline industry. On both domestic and international routes, competition is expected to intensify, but for ANA such conditions present an opportunity for substantial growth.

In cargo operations, where growth in demand can be expected, we started new operational development, selling our stake in Nippon Cargo Airlines and deciding to enter international express operations through a tie-up with Japan Post.

Taking into account these changes in the operating environment, we formulated the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010). In accordance with this strategy, our objective is to be the number one airline in Asia in all areas, including quality, customer satisfaction, and value creation, by the fiscal year ending March 2010. We will strive to achieve operating income of ¥100.0 billion and, in terms of management indicators, to reach the top rank of Asian airlines as measured by the operating income margin and ROA.

Ten Star Alliance Members Located in Terminal 1 at Narita Airport

In the fiscal year ending March 2007, the first year of the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010), our objectives include operating revenues of ¥1,420.0 billion and operating income of ¥76.0 billion. This is a minimum commitment plan that does not depend heavily on growth in demand. Accordingly, we will strive to respond appropriately to changes in the management environment and to lift our results above planned levels.

In international passenger operations, on June 2, 2006, 10 Star Alliance members, including ANA, moved to the South Wing of Terminal 1 at Narita Airport. This move is expected to enhance convenience, including substantially reduced connection times among Star Alliance members, and to increase Narita's competitiveness as an Asian hub airport. For highly profitable China routes, we are taking steps to ensure that we can rapidly expand our operations if the capacity between Japan and China is increased. On North America routes, we will implement measures to secure business demand, including adding Boeing 777-300ER aircraft, standardizing on the latest cabin product in first class and business class on all routes, and, from the second half of the fiscal year ending March 2007, restarting flights on Chicago routes.

In cargo operations, we will add freighters and aggressively bolster our operational foundation. In February 2006, in a joint venture with Japan Post, we established ANA & JP Express, which will commence operations in August 2006.

In domestic passenger operations, we will pay careful attention to the progress of newcomers as well as that of existing competitors focusing on Haneda routes.

Enhancing Internal Control Systems and Strengthening Corporate Governance

To achieve steady increases in enterprise value, we must strengthen corporate governance, ensuring ongoing management transparency and steady fulfillment of our responsibility to provide information to stakeholders.

Our internal control system—centered on the Risk Management Committee, the Compliance Committee, and the Internal Audit Division—was completed in April 2003, but we will continue to further enhance its capabilities.

Progress in Increasing Shareholder Value

Providing a return to shareholders is a top management priority. Accordingly, we will steadily implement the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010), which targets 2009, the year in which the expansion of Haneda Airport will be completed. We will strengthen the earnings-generating capability that we have cultivated, achieve growth in revenues and profits by expanding the scale of our operations, and strive to increase shareholder value.

In preparation for future operational expansion, we will work to reinforce our financial position and strengthen our management foundation. In providing a return to shareholders, our fundamental policy is to provide stable, continuous dividends in line with overall consideration of the management environment and performance trends.

July 2006

M. Yamamoto

Mineo Yamamoto
President and Chief Executive Officer

Corporate Governance

Fundamental Approach to Corporate Governance

To continue to increase enterprise value, ANA believes that it must implement corporate governance in a way that maintains transparency and fulfills the responsibility to disclose information to stakeholders.

Implementation of Corporate Governance Initiatives—Business Management Organization and Other Corporate Governance Systems Involved in the Company's Managerial Decision-Making, Execution, and Supervision

• Governing Bodies of the Company

ANA's management system comprises 15 directors, 5 auditors, and 33 corporate executive officers (including those who are both directors and corporate executive officers). For important administrative issues, discussions are held and decisions are made by the Management Committee, which is led by the president and includes the 12 directors who are also corporate executive officers, 2 corporate auditors, and other corporate executive officers. Under the Company Law, certain issues must be considered by the board of directors, which makes the final decision on such issues.

The board of directors is led by the chairman. In addition to the directors, 2 of whom are external directors, the board includes 5 auditors, 3 of whom are external auditors. The board of directors met 14 times in the fiscal year ended March 31, 2006, including extraordinary meetings.

Internal Control System and Risk Management System


Board of Directors
President & CEO
Internal Control System
Internal Audit Division
Risk Management Committee
Compliance Committee
Risk Management Subcommittee
Air Transportation Safety/Crisis Management
Information Security Subcommittee
Chief Risk Management Officer (Executive Vice President, General Administration)
Chief Compliance Officer (Executive Vice President, Legal Affairs)
General Administration (Executive Office)
Legal Affairs (Executive Office)
Risk Management Leaders
Compliance Leaders
Risk Management System

• Enhancement of Internal Control System and Risk Management System

In April 2003, ANA founded its internal control system, which comprises the Risk Management Committee, the Compliance Committee, and the Internal Audit Division.

In the Risk Management Committee, Risk Management Leaders, who are assigned to major departments and affiliated companies, work together to facilitate risk management activities. Risk Management Leaders, who are also Compliance Leaders and Information Security Leaders, act as promulgators of risk management and, when risks occur, take prompt countermeasures.

We have also established subcommittees with expertise in specific risks, such as the Air Transportation Safety / Crisis Management Subcommittee. In addition, in the event of the occurrence of certain risks, temporary subcommittees, such as the Pandemic Influenza Action Subcommittee, will be established to take action in a cross-sectional manner.

• Internal Audits, Audits by Corporate Auditors, and Account Audits

For internal audits, the Internal Audit Division, which reports directly to the president, examines and evaluates management and operational systems and execution, for all business activities, from the viewpoints of sound, ethical practices, provides advice, and makes proposals. Under regular auditing, about 180 subjects are audited once every three years. Auditing results are reported to the president each month, and important items are reported to corporate auditors quarterly. A close relationship is maintained with the independent auditors. Information on important issues related to accounting and finance is provided to the independent auditors. When needed, guidance and advice is received from the independent auditors.

Audits by corporate auditors are performed by the five corporate auditors. Each auditor attends important internal meetings, including board of directors' meetings, conducts audits of operations at each office and audits of subsidiaries,

Independent Auditors Engaged in Audits

Name of Accountant	Name of Audit Corporation	Continuous Auditing Years
Masaru Katafuchi	Ernst & Young ShinNihon	26 years (Note)
Kazuo Tanimura		1 year
Mitsuo Cho		3 years

Number of Accountants Assisting Audit Services	
Certified Public Accountants	9
Junior Accountants	3

Note: The independent auditors voluntarily adopted their own system of rotating executive officers prior to the enforcement of regulations stipulated in the Certified Public Accountant Law and the implementation of regulations by the Japanese Institute of Certified Public Accountants. Based on the rotation plan made by the independent auditors, Mr. Katafuchi was originally scheduled for rotation as of the end of the fiscal year ending March 31, 2007. However, he was replaced as of the end of the accounting year ended March 31, 2006, ahead of schedule, due to a revision of the regulations on rotation of independent accountants. (As of March 2006) and reports the results to the board of auditors and to the representative directors. The auditors share information and opinions with the Internal Audit Division and the independent auditors on a quarterly basis and work to enhance auditing.

As for account auditing, Ernst & Young ShinNihon audited the Company, its work sites, and Group companies in accordance with the Commercial Code of Japan and the Securities Transaction Law. Auditing results were reported to ANA's management and to the board of auditors.

Personal Relationships, Business Relationships, and Other Interests between the Company and External Directors or Auditors

The Company has two external directors: Mr. Misao Kimura and Mr. Shosuke Mori. Nagoya Railroad Co., Ltd., where Mr. Kimura serves as chairman and representative director, is the largest shareholder of ANA, with 4.1% of the combined voting rights, and operates as ANA's sole agent in central Japan. There is no particular business relationship between ANA and the Kansai Electric Power Co., Inc., where Mr. Mori serves as president and representative director.

The 3 external auditors are Mr. Kunitaka Kajita (standing corporate auditor), Mr. Shingo Matsuo, and Mr. Hideo Minamiyama. There are no particular business relationships between ANA and Mr. Matsuo or Mr. Minamiyama or between ANA and Kyushu Electric Power Co., Inc., where Mr. Matsuo serves as president and director, or Hokkaido Electric Power Co., Inc., where Mr. Minamiyama serves as the chairman of the board of directors.

Corporate Governance Activities in the Year under Review

• Advisory Board

In order to hear frank and open opinions and advice about the Group's management, ANA has established an advisory board, which consists of seven members with a range of backgrounds. The board met four times during the year ended March 31, 2006.

• Enhancing the Internal Control System

ANA made the following efforts to reinforce and improve its internal control system in the year ended March 2006.

<Risk Management Function>

To address individual risks, we reviewed the status of risk management in response to an operational incident and compliance issue that occurred in the first quarter. Our operational continuance plan was formulated in response to the risk of a large earthquake in the Kanto region, where our management resources are concentrated, or a Tokai earthquake. In accordance with this plan, we introduced a safety confirmation system and prepared disaster backup facilities.

In information security, we trained employees using e-learning and reinforced system infrastructure to improve information security, including the protection of customer information.

<Compliance Function>

We took steps to further enhance our compliance system. We increased the number of Compliance Leaders and set up an outside reporting office, in addition to the inside reporting office, to enhance the internal notification system. At overseas offices, we disseminated our code of conduct and set up reporting offices for internal notification. We also distributed brochures that include revisions to the code of conduct to all employees.

<CSR Activities>

In regard to CSR (Corporate Social Responsibility) activities, we established the CSR Promotion Committee, which is headed by the president, in April 2005 and assigned dedicated staff to strengthen CSR promotion activities.

* For more information about our CSR activities, please refer to page 27.

<Internal Auditing Function>

During the year ended March 31, 2006, the Internal Audit Division emphasized accounting-related matters, personal information protection, and the internal control and risk management systems. The division conducted internal audits of more than 80 departments and Group companies, centered on maintenance and ground handling and on overseas branches in China and Asia.

Board Members' Remuneration and Audit Fees

Board Members' Remuneration

ANA paid the following remuneration to directors and auditors in the year ended March 31, 2006.

Remuneration paid to internal directors	¥411 million
Remuneration paid to external directors	¥4 million
Remuneration paid to auditors	¥80 million
Total	¥496 million

Audit Fees

ANA paid the following fees to Ernst & Young ShinNihon in the year ended March 31, 2006.

Fees in accordance with services described in Clause 1, Article 2 of the Certified Public Accountant Law	¥85 million
Fees based on services other than above	–
Total	¥85 million

Note: The above audit fees include the audit fees described in the Commercial Code of Japan and the Securities and Exchange Law.

Management Members and Group Organization

(As of June 28, 2006)



Yoji Ohashi



Mineo Yamamoto



Hiromichi Toya



Suguru Omae



Katsuhiko Kitabayashi



Koshichiro Kubo



Shinichiro Ito



Shin Nagase



Mitsuo Morimoto



Tomohiro Hidema



Keisuke Okada

Board of Directors

Yoji Ohashi
Chairman of the Board

Mineo Yamamoto
President & Chief Executive Officer

Hiromichi Toya*
Senior Executive Vice President
Government & Industrial Affairs,
Corporate Planning, Facilities

Suguru Omae*
Senior Executive Vice President
Operations & Airport Services,
Chairman of Safety Promotion Committee

Katsuhiko Kitabayashi*
Executive Vice President
International & Regulatory Affairs,
Alliance & International Affairs,
Information Technology Services,
Chairman of Information Technology Strategy

Koshichiro Kubo*
Executive Vice President
Personnel, Employee Relations,
Executive Office, Business Support

Shinichiro Ito*
Executive Vice President
General Manager,
Marketing & Sales,
CS Promotion,
Chairman of CS Promotion Committee

Shin Nagase*
Executive Vice President
General Administration,
Legal Affairs, Public Relations,
Environment & Social Affairs,
CSR Promotion Committee,
Chairman of Environment Committee,
Chairman of Risk Management Committee,
Compliance Committee

Mitsuo Morimoto*
Executive Vice President
Flight Operations, General Manager

Tomohiro Hidema*
Executive Vice President
Investor Relations,
Associated Business Development,
Financial & Accounting, Purchasing

Keisuke Okada*
Executive Vice President
Corporate Planning

Akinori Nomoto*
Executive Vice President
General Manager,
Cargo Marketing & Services

Hiroyuki Ito*
Executive Vice President
General Manager,
Engineering & Maintenance

Misao Kimura
External Director
Chairman & Representative Director
of Nagoya Railroad Co., Ltd.

Shosuke Mori
External Director
President & Representative Director
of the Kansai Electric Power Co., Ltd.

* *Also holds a position as corporate executive officer.*

Corporate Auditors

Kunitaka Kajita
Corporate Auditor

Koichiro Ono
Corporate Auditor

Masahiko Takada
Corporate Auditor

Shingo Matsuo
External Corporate Auditor
President and Director,
Kyushu Electric Power Co., Inc.

Hideo Minamiyama
External Corporate Auditor
Chairman of the Board of Directors,
Hokkaido Electric Power Co., Inc.

Corporate Executive Officers

Seiichiro Hidaka
Senior Vice President
Operations & Airport Services,
Chairman of Operations Committee

Junji Onishi
Senior Vice President
General Manager, Osaka Sales Office

Minoru Aimono
Senior Vice President
Sales Strategy & Marketing

Katsuyori Kikuchi
Senior Vice President
General Manager, Tokyo Sales Office

Shinsuke Maki
Senior Vice President
Engineering & Maintenance

Junko Yamauchi
Senior Vice President
General Manager,
Inflight Services

Osamu Asakawa
Senior Vice President
President of Air Nippon Co., Ltd.

Atsuro Takahashi
Senior Vice President
General Manager, Sapporo Sales Office

Osamu Shinobe
Senior Vice President
Marketing & Products

Katsumi Nakamura
Senior Vice President
Group Safety Promotion & Audit
Operations & Airport Services,
Operations Development

Shinichi Inoue
Senior Vice President
Flight Operations

Kunio Yamazaki
Senior Vice President
General Manager, China

Takeshi Asao
Senior Vice President
The Americas

Yusuke Jikumaru
Senior Vice President
Flight Operations

Shigeyuki Takemura
Senior Vice President
Government & Industrial Affairs

Akihiko Nakamura
Senior Vice President
General Manager,
Narita International Airport

Tsukasa Shibata
Senior Vice President
General Manager, Nagoya Sales Office

Kenji Maruyama
Senior Vice President
General Manager, Osaka Airport

Mitsuhiko Ota
Senior Vice President
General Manager, Tokyo International
Airport

Toru Sato
Senior Vice President
Information Technology Services

Yoshinori Maruyama
Senior Vice President
General Manager, Fukuoka Sales Office

Kiyoshi Tonomoto
Senior Vice President
Cargo Marketing & Services

ANA Group Organization



ANA
Corporate Auditors Office
Corporate Auditors
Board of Corporate Auditors
Gen. Mtg. of Stockholders
Board of Directors
Internal Audit
Chairman
President & CEO
Senior Executive Vice President
Management Committee
Operations Committee
CS Promotion Committee
CSR Promotion Committee
Safety Promotion Committee
Environment Committee
IT Strategy & Governance Committee
Risk Management Committee
Compliance Committee
Headquarters Department / Businesses Development / Information Technology Services
Operations & Airport Services
Marketing & Sales
Cargo Marketing & Services
Flight Operations
Engineering & Maintenance
Inflight Services
Domestic Branches, Overseas Branches,
Overseas Airport Offices
Domestic Airport Branches,
Domestic Airport Offices
ANA Sales Co., Ltd.
ANA TELEMART Co., Ltd.
Air Nippon Co., Ltd.
Air Japan Co., Ltd.
Air Central Co., Ltd.
Air Hokkaido Co., Ltd.
Air Nippon Network Co., Ltd.
Air Next Co., Ltd.
ANA Hotels & Resorts Co., Ltd.
ANA Hotel Tokyo Co., Ltd.
Okinawa ANA Resort Co., Ltd.
ANA HOTEL SAPPORO
All Nippon Airways Trading Co., Ltd.
Infini Travel Information, Inc.
ANA Information Systems
Planning Co., Ltd.
ANA Aircraft Maintenance Co., Ltd.
ANA Catering Service Co., Ltd.
ANA SKYPAL Co., Ltd.
International Airport Utility Co., Ltd.
New Tokyo Airport Service Co., Ltd.
Main Group
Companies
(As of March 31, 2006)

ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010)

The expansion of Haneda Airport, scheduled for completion in 2009, represents both a major business opportunity for ANA and the advent of an era of intensified competition. To compete successfully and to become the number one airline in Asia, ANA is working to strengthen its profitability. To that end, the Company has formulated a new mid-term corporate strategy covering the period from April 2006 to March 2010. In the following interview, Mineo Yamamoto, President and CEO of ANA, discusses ANA's new strategy.



Mineo Yamamoto, *President and Chief Executive Officer*

Q1 What are the goals of ANA's new mid-term corporate strategy?

A1 The expansion of Haneda Airport, scheduled for completion in 2009, will be a major turning point for Japan's airline industry, with competition expected to intensify on both domestic and international routes. We consider these changes in the operating environment to be an opportunity to achieve further growth, and we formulated the ANA Group Mid-Term Corporate Strategy, which covers the period from April 2006 to March 2010, taking into account the expansion of Haneda Airport.

The new mid-term strategy, which maintains the fundamental direction of the previous mid-term strategy, has been fine-tuned for emerging trends in the operating environment and clearly lays out our growth drivers—international passenger operations and cargo operations. The strategy is designed to help us to achieve the ANA Group corporate vision of surpassing the top-rank Asian airlines and becoming the number one airline in Asia by the fiscal year ending March 2010 in all areas, including quality, customer satisfaction, and value creation.

For the fiscal year ending March 2010, our goals are to achieve operating income of ¥100.0 billion and to raise our key management indicators—operating income margin and ROA—to the top rank among Asian airlines. We will continue to concentrate our management resources on air transportation operations and will not reduce the pace of reforms, including cost structure reforms, such as our Fleet Strategy. As for our financial position, we plan to achieve a debt/equity ratio of about 2 times by accumulating profits and steadily reducing interest-bearing debt.

Profitability of Major Airlines


ROA
8%
7%
6%
5%
4%
3%
2%
1%
0%
−1%
−2%
Cathay Pacific Airways
British Airways
Lufthansa
ANA
Singapore Airlines
American Airlines
United Airlines
JAL
Operating Income Margin
−2%
0%
2%
4%
6%
8%
10%

* Prepared from financial data released by each airline. Figures for ANA, JAL, Singapore Airlines, and British Airways are for the fiscal year ended March 2006. Figures for Cathay Pacific Airways, Lufthansa, United Airlines, and American Airlines are for the fiscal year ended December 2005.

ANA is moving forward with management reforms with the objective of boosting its profitability to the level of Singapore Airlines and Cathay Pacific Airways.

Q2 Why is ANA focused on the expansion of Haneda Airport?

A2 Haneda Airport is close to the center of Tokyo, and, with about 63 million passengers a year, it is the fourth largest airport in the world. In 2009, when the

ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010)

Goal:	By the fiscal year ending March 2010, become the number one airline in Asia in all areas of quality, customer satisfaction, and value creation	
Numerical Objectives:	Operating revenues ¥1,550.0 billion Operating income ¥100.0 billion Operating income margin 6.5%	Fiscal Year Ending March 2010 Net income ¥42.0 billion ROA 6%–7% Debt/equity ratio approximately 2.0 times
Key Strategies:	**International Passenger Operations** **—Increase profits through an expanded network** Implement strategic network development • Long-haul routes: Increase routes to partner hubs • Short-haul routes: Expand China/Asia network Move to South Wing, Terminal 1, Narita Airport —Asia hub airport for Star Alliance • Increase connection convenience • Gain from use of shared facilities **Cargo Operations** **—Expand scale of operations to strengthen foundation** Add freighters • 1 or 2 a year Expand network with freighters and cargo space on passenger aircraft • China/Asia–Japan–North America • Domestic, late-night cargo flights Expand distribution tie-ups • Enter international express business	**Domestic Passenger Operations** **—Further increase unit revenues** Enhance demand-supply matching • Strengthen Group operations; strengthen tie-ups Increase competitiveness • Strengthen revenue management • Advance differentiation strategy **Improve Cost Structure** **—Shift to corporate constitution that is less susceptible to economic fluctuations** Reduce indirect fixed costs • Trim by ¥10.0 billion by fiscal year ending March 2008 --Effectively utilize idle space --Reevaluate indirect workforce, etc. Reduce direct costs • Trim by ¥10.0 billion by fiscal year ending March 2010 --Advance fuel management, etc. Implement Fleet Strategy • Advance fleet consolidation, standardizing on highly economical aircraft

completion of the expansion project increases the number of runways from three to four, the airport's capacity will be raised to about 1.4 times its current level, marking a substantial increase in what has been a bottleneck. The expansion of Haneda Airport is a significant opportunity for the ANA Group to record further growth.

After the expansion, it will be possible to operate scheduled international flights from Haneda, principally short-haul flights, and international passenger demand and cargo demand are expected to increase. On the other hand, all of the domestic airlines will be able to increase flights on domestic routes, and competition on domestic routes is expected to intensify straightaway. During the period covered by the ANA Group Mid-Term Corporate Strategy, we will further increase competitiveness.

* For more information about Haneda Airport, please refer to page 16.

Q3 Please discuss ANA's operating strategy in international passenger operations, which you have indicated is a growth field for the Company.

A3 We have not changed our strategy of emphasizing business demand in our route system and allocating aircraft in line with demand as we expand our network. We will continue to implement our strategy of expanding our network with an emphasis on routes that meet business demand and a focus on aircraft allocation in line with demand trends. We expect a high level of growth, especially on China routes. Since the fiscal year ended March 2000, we have reevaluated our routes and taken steps to optimize our use of aircraft. And as a result, we have raised our unit revenues* by more than 60%. We will work to achieve further growth in revenues and profits and to establish stable operations by maintaining our unit revenues and emphasizing profitability.

Under the ANA Group Mid-Term Corporate Strategy, which extends from April 2006 to March 2010, as we work to expand our basic network with a balance between North America, Europe, Asia, and China, we will pay close attention to effectively utilizing capacity at Narita Airport from the second half of the fiscal year ended March 2007 and to the steady expansion of the transportation capacity between Japan and China.

* Unit revenues = passenger operating revenues (before eliminations) / ASK
An indicator of route profitability

Q4 Please tell us more about the expansion of ANA's basic network.

A4 On long-haul routes, based on our "partner hub" strategy, we will selectively expand service to the hub airports of Star Alliance members, increase connectivity, and work to secure not just demand for single segments but also demand for connecting flights. We have already achieved a certain level of results with our efforts on our Frankfurt route, and we are expanding these initiatives to North America and Asia routes. In North America, in addition to the east and west coasts, we will restart service to Chicago, which is the main hub of United Airlines and will serve as a strategic base for us in central North America.

As for short-haul service, on China and Asia routes we will aggressively introduce narrow-body aircraft to match demand, such as the Airbus A320 and the Boeing 737-700, increase flight frequencies, and strive to bolster our competitiveness while maintaining profitability. Narrow-body aircraft facilitate the minimization of operating risks when starting new routes, so the Company also plans to use them for new market development.

In June 2006, 10 members of Star Alliance relocated to Terminal 1 at Narita Airport. With the new facilities, the connection time between international flights has been shortened from 110 minutes to 45 minutes. In addition, ANA has installed 126 self-service check-in terminals, the largest number available at any airport in the world, and these terminals can also be used by passengers on flights operated by other Star Alliance members. We have further enhanced ease of use and convenience


A
B
C
D
South Wing of Terminal 1 at Narita Airport

10 Star Alliance Members Co-Locate in South Wing, Terminal 1, at Narita Airport

AIR CANADA	ANA	Asiana Airlines
Austrian	Lufthansa	SAS Scandinavian Airlines
SINGAPORE AIRLINES	SWISS / THAI	UNITED

International Passenger Operations: Expanding Our Network in Preparation for Start of International Service at Haneda Airport


China/Asia Network
• Increase frequency of flights using small aircraft
• Use same aircraft on domestic and international flights
• Optimize demand-supply matching
London
Paris
Frankfurt
Lufthansa
ANA
Kansai
Narita
Centrair
THAI
SINGAPORE AIRLINES
UNITED
Chicago
San Francisco
Los Angeles
New York
Washington, D.C.
Partner Hubs
Increase the number of flights to the main hub airports of Star Alliance members
→ Increase in the number of connecting and beyond passengers

Cargo Operations: Building a Business Foundation with an Expanding Network


Anchorage
Chicago
Tianjin
Dalian
Qingdao
Seoul
Kansai
Narita
Haneda
Centrair
Shanghai
Xiamen
Taipei
Hong Kong
Bangkok
Low-Cost Operations
Commence operations of ANA & JP Express in August 2006
Network Expansion
Introduce 4th freighter and establish Chicago route
Cargo Alliance
Code share with Asiana Airlines

for customers. The expanded lounge facilities and other improvements will enable us to enhance services, and we also expect to garner economic benefits from the shared use of facilities.

Q5 Please discuss ANA's focus on cargo operations, another growth field.

A5 The air cargo market is expected to record strong growth, centered on Asia. By developing our own operations with new partners, we will strive to build cargo into our third core operational field, which will support expansion in the Group's profitability.

To rapidly establish the infrastructure needed for future operational development, we will add freighters and expand our network. Centered on medium-sized Boeing 767-300 freighters that can be used to respond flexibly to changes in demand, we will add one or two aircraft every year and establish a network between Japan and China/Asia and between North America and Asia.



Boeing 767-300 freighter

After introducing our fourth Boeing 767-300 freighter in October 2006, we will establish a Centrair–Anchorage–Chicago route and use Centrair as a relay point for the rapidly growing air cargo market between North America and China. We will enhance our profitability by building a freighter network for cargo loaded in Asia, with connections in Japan.


日本郵政公社
JAPAN POST
ANA

Mineo Yamamoto, President and Chief Executive Officer of ANA (left), and Masaharu Ikuta, President of Japan Post

To grow our cargo operations, we must develop our business in global transactions with express operators and freight forwarders and in direct transactions with manufacturers.

In express services, we will use our domestic and international networks to develop cargo services that provide late-night loading of cargo in Japan and next-morning delivery. From March 2006, we commenced the operation of freighters, which play a central role in express operations, on the Haneda–Kansai–Shanghai route. We will utilize ANA & JP Express to enter express services, which have high potential for market growth.

Also, in cooperation with tie-up partners, we will develop

the optimal network and secure stable revenue sources, minimizing the risk of fluctuating demand. By expanding our network, we will be able to conclude comprehensive contracts with major forwarders in the field of general air cargo and handle transactions with specified consignors, thereby creating additional opportunities to increase our profits.

On domestic routes, we will work to reinforce nighttime cargo distribution through late-night cargo flights. We will also expand the freighter network linking major domestic airports and East Asian cities and bolster our ability to offer competitive services.

Q6 Would you discuss ANA's domestic passenger operations?

A6 I think that passenger demand on domestic routes will gradually increase. To steadily expand our profits in domestic passenger operations, we will continually reinforce the initiatives that we have been implementing—matching the supply and demand of aircraft, focusing on revenue management, and enhancing on-board facilities.

Specifically, guided by the key words "simple" and "convenient," we will focus on making it easy for customers to choose ANA. Group airlines will implement coordinated route development, and we will boost flight frequencies by increasing code-share flights with Hokkaido International Airlines (Air Do) and Skynet Asia Airways. From September 2006, we will launch *Skip Service,* a new boarding service under which customers who have completed advance reservation, payment, and seat selection procedures can proceed directly to the boarding gate 10 minutes before departure without checking in.


OK
Skip Service

We will also work to differentiate ANA from competitors by providing high-value-added products that meet the needs of our customers, thereby boosting our revenues. In the second half of the fiscal year ended March 2006, we completed the introduction of *Super Seat Premium* on medium-sized and wide-body aircraft, including the Boeing 767 and larger aircraft. Available *Super Seat Premium* seats increased by about two times from the previous fiscal year, but we earned the support of customers seeking high added value and secured favorable load factors.


ANA
Boeing 787

In April 2006, we revised fares on domestic routes. We will revise not only fare levels but also the discount fare system itself and, using PROS*, implement finely tuned revenue management, thereby increasing unit revenues.

* PROS: Passenger Revenue Optimization System.

Q7 Please discuss ANA's Fleet Strategy.

A7 Our Fleet Strategy is designed to further enhance our cost competitiveness. We are flexibly using medium-sized and narrow-body aircraft in line with demand trends, and at the same time, on an ongoing basis, we are converting to aircraft that can help us to minimize the risk of fluctuations in economic conditions and demand trends. In an operating environment marked by rising fuel prices, we will continually introduce new aircraft that offer superior fuel efficiency and highly economical operation.

Under the ANA Group Mid-Term Corporate Strategy, we will aggressively introduce highly fuel-efficient aircraft—the Boeing 777-300ER, which will be our main wide-body aircraft on international routes; the Boeing 787, a medium-sized aircraft that we will be the first in the world to introduce in 2008; and the narrow-body Boeing 737-700. Moreover, we will take steps to implement a fleet composition tailored to forward-looking, strategic network development, such as adding freighters to strengthen our platform for cargo operations.

When the expansion of Haneda Airport is completed in 2009, we will increase our use of Boeing 737-700 and Boeing 787 aircraft on both domestic and international routes. And we will work to improve our productivity while strengthening our international network, centered on Asia.

Fleet Strategy: Standardizing on 3 Aircraft Types


As of March 31, 2006
After completion of aircraft standardization
Wide-body aircraft
3 types to one
Medium-sized aircraft
2 types to one
Narrow-body aircraft
2 types to one
B747-400 (23 aircraft)
B777-300 (10 aircraft)
B777-200 (20 aircraft)
B767-300 (54 aircraft)
A321 (7 aircraft)
A320 (28 aircraft)
B737 (30 aircraft)
Introduction of highly economical new aircraft
Aircraft type standardization
New wide-body aircraft
Type not yet determined
New medium-sized aircraft
B787
New narrow-body aircraft
B737-700

Q8 What steps is ANA taking to deal with rising fuel costs?

A8 In the face of ongoing increases in fuel costs, we continue working to bolster our corporate structure so that we can generate stable profits.

We expect that fuel costs and fuel taxes will account for about 20% of our air transportation operating expenses. We hedge fuel prices to stabilize our fuel expenses. Also, through fuel management practices, such as engine washing and optimal altitude operation, and the introduction of highly economical, leading-edge aircraft, we are working to limit our fuel consumption.

In response to rising fuel prices, the entire Company is working to reduce costs. Through efforts to reduce labor costs by increasing productivity and to trim airport landing charges by using smaller aircraft, we will strive for a ¥10.0 billion saving in direct costs by the fiscal year ending March 2010. And we will take steps to further reduce indirect fixed costs, such as effectively utilizing idle space, using the Internet to cut reservations costs, and reevaluating our staffing in indirect departments. We plan to achieve a ¥10.0 billion saving in these costs by the year ending March 2008.

Q9 Would you outline ANA's investment strategy?

A9 Under the new ANA Group Mid-Term Corporate Strategy, we are planning total investment of about ¥700.0 billion, which will be concentrated on our air transportation operations. The majority of this investment will be allocated to the purchase of new aircraft, such as the Boeing 737-700 and the Boeing 787, and to information systems. We plan to fund this investment with operating cash flow and the capital increase of about ¥100.0 billion that we implemented in March 2006. The funds raised through the issuance of new shares will be used for capital investment, such as the new aircraft that will help us to realize our Fleet Strategy, and will also contribute to improving our financial position, thereby facilitating more-stable fund-raising in the future.

Q10 What are ANA's plans for bolstering its financial position?

A10 From the viewpoints of focusing our management resources on air transportation operations and emphasizing investment profitability, in real estate and other diversified operations we will take steps to recover our investment, such as disposing of assets, and to reduce interest-bearing debt.

We completed the disposal of commercial real estate in the fiscal year ended March 2006. In hotel operations, we will move our assets off-balance-sheet during the fiscal year ending March 2008.

In air transportation operations, we will continue to invest for the purpose of growth, and at the same time we will work to further increase our profitability and expand our cash flow.

Q11 Would you discuss ANA's approach to raising shareholder value?

A11 Under the ANA Group Mid-Term Corporate Strategy, we will strive to maintain safe operations and enhance the fundamental quality of our air transportation operations, as well as to improve profitability, thereby enhancing the trust placed in us by shareholders.

So that we can generate profits no matter how the operating environment changes, we will further strengthen our corporate structure and financial position as we work to achieve further gains in shareholder value and continue to make stable dividend payments.

Expansion of Haneda Airport

Overview of Haneda Airport

Haneda's official name is Tokyo International Airport, and it is located 20 kilometers from the center of Tokyo. With three runways and the capability to support 24-hour operation, Haneda is the largest airport in Japan and, with 63.3 million passengers a year, the fourth largest in the world. The airport handles about 800 round-trip flights a day to 48 domestic airports as well as international charter flights to Seoul and Guam. Currently, all of the 295 thousand yearly slots that can be used for scheduled service are in use, and the airport is operating at full capacity.

International Airports by Passenger Movements (2005) (Thousand passengers)

Rank	Airport	City	Country	Passenger Movements
1	Hartfield	Atlanta	U.S.	85,907
2	O'Hare	Chicago	U.S.	76,510
3	Heathrow	London	U.K.	67,915
4	Tokyo International (Haneda)	Tokyo	Japan	63,280
5	Los Angeles	Los Angeles	U.S.	61,451
6	Dallas-Fort Worth	Dallas	U.S.	59,064
7	Charles de Gaulle	Paris	France	53,756
8	Frankfurt	Frankfurt	Germany	52,219
9	McCarran	Las Vegas	U.S.	44,280
10	Schiphol	Amsterdam	Netherlands	44,163

Source: Airports Council International

40% Capacity Increase Paves Way for Short-Haul International Flights

The construction of a fourth runway was chosen as the best way to expand the number of available operating slots, all of which were in use, and construction got under way with a goal of having the runway ready for use in 2009. When the runway is completed, the number of operational slots at Haneda will be about 40% higher than the current level, rising to 407 thousand a year. For airlines, which will have greater freedom in setting routes and flight frequencies, the new runway will be a major business opportunity. In addition, short-haul international flights are also scheduled for after the expansion, and, with the airport being conveniently situated close to the center of Tokyo, one-day business trips between Japan and neighboring Asian countries will be possible, and growth in air transportation demand is anticipated.

Location of Haneda Airport and Narita Airport


Saitama
Narita Airport
Tokyo
Chiba
Haneda Airport
Yokohama
0
50
100km

Haneda Airport after the Expansion


Runway B: 2,500 meters
ANA
Passenger Terminal 2
International area
Runway A: 3,000 meters
Runway C: 3,000 meters
Tokyo Bay
Passenger Terminal 1
Tama River
International Passenger Terminal
Connecting taxiway
New runway: 2,500 meters



Passenger Terminal 2 at Haneda Airport

Air Transportation

The ANA Group's four business segments comprise air transportation, travel services, hotel operations, and other businesses. We continue our efforts to ensure safe operations, enhance the fundamental quality of air transportation services, and improve the profitability of each segment, thereby enhancing the trust placed in us by customers and shareholders. This section describes the performance of each business segment in the fiscal year ended March 31, 2006.

Operating Revenues by Segment


Hotel Operations 4.2%
Other Businesses 12.0%
Air Transportation 71.3%
Travel Services 12.5%

Air Transportation Highlights

- *Air transportation revenues rose 6.2% from the previous fiscal year, to ¥1,132.6 billion.*
- *Operating expenses increased 6.0%, to ¥1,058.5 billion.*
- *Operating income was up 8.9%, to ¥74.1 billion.*
- *The air transportation segment accounted for 71.3% of total operating revenues before eliminations.*
- *ROA improved 0.1 percentage points, to 5.3%.*

Minimized the Impact of Rising Fuel Costs and Achieved Record High Revenues and Operating Income

During the fiscal year ended March 31, 2006, demand for air transportation in Japan remained generally strong due to a more-pronounced economic recovery. The ANA Group's efforts to enhance and expand services for domestic passengers helped it to meet demand among individuals, mainly business travelers. Tourism demand also remained steady, due in part to demand stemming from the Aichi Expo 2005. For international passengers, despite anti-Japan demonstrations in China and coordinated terrorist attacks in the United Kingdom, which affected demand for tourism in these areas, business demand to all destinations held firm throughout the year. Demand for cargo and mail services, boosted by additional cargo freighters, was strong, especially in the second half of the fiscal year.


Boeing 777

Under these circumstances, air transportation achieved record high revenues and operating income as a result of our efforts to match aircraft supply to demand, continuous and intensive efforts to reduce flight operations costs to minimize the impact of rising fuel costs, and the introduction of fuel surcharges.

Operating Revenues


(¥ Billions)
1,200
900
600
300
0
1,132.6
02/3 03/3 04/3 05/3 06/3

Operating Income (Loss) / Operating Income (Loss) Margin


(¥ Billions)
(%)
80
60
40
20
0
-20
8
6
4
2
0
-2
74.1
6.5
02/3 03/3 04/3 05/3 06/3
Operating Income (Loss) (¥ Billions)
Operating Income (Loss) Margin (%)

Assets / ROA


(¥ Billions)
(%)
1,600
1,200
800
400
0
6
4
2
0
-2
1,476.5
5.3
02/3 03/3 04/3 05/3 06/3
Assets (¥ Billions)
ROA (%)

* For more information about the data, please refer to pages 62 and 63.

Air Transportation, Domestic Passenger Operations

Domestic Passenger Operations

Highlights

- *Passenger revenues rose 4.0% from the previous year, to ¥685.0 billion.*
- *The number of passengers increased 2.2% from the previous year, to 45.5 million.*
- *Available seat-kilometers edged up 0.5%, to 61.0 billion.*
- *Unit revenues were ¥11.2, a ¥0.3 increase from the previous year.*
- *The yield increased ¥0.2, to ¥17.3.*
- *The unit price rose 1.7%, to ¥15,065.*

Individual Demand, Centered on Business Demand

Supported by individual demand, mainly for business travel as a result of the economic recovery, demand was firm throughout the year, and the number of passengers increased. Our efforts to improve and develop services through a variety of measures included replacing existing economy class seats with new seats; enhancing *Super Seat Premium* services; strengthening tie-ups with ground transportation companies; and raising the added value of ANA Mileage Club to ensure that robust consumer demand turned into sales. At the same time, we moved aggressively to meet passenger demand, such as that related to the Aichi Expo 2005, by producing tours and offering discount fares. We continued to implement appropriate revenue management in line with demand trends, and the unit price increased.

Stronger Revenue Base from Lower Flight Operations Costs through Downsizing

In our domestic route network, when the new Kobe Airport opened in February 2006, we established six routes between Kobe and Haneda, Sapporo, Okinawa, Sendai, Niigata, and Kagoshima. In this way, we enhanced our route network from the Kansai region, including routes using Osaka International Airport (Itami Airport) and Kansai International Airport.

We continued working to match aircraft supply with demand. At the same time, the June 2005 start of flight operations by Air Next Co., Ltd., a new company



Super Seat Premium

Revenues as a Percentage of Operating Revenues


43.1%

Operating Revenues


(¥ Billions)
800
600
400
200
0
685.0
02/3
03/3
04/3
05/3
06/3

Available Seat-km (ASK) / Revenue Passenger-km (RPK) / Load Factor


(km Billions)
(%)
80
60
40
20
0
65.1
61.0
39.7
02/3
03/3
04/3
05/3
06/3
Available Seat-km (ASK, Billions)
Load Factor (%)
Revenue Passenger-km (RPK, Billions)

Unit Revenues / Passenger Yield


(¥)
20
15
10
0
17.3
11.2
02/3
03/3
04/3
05/3
06/3
Unit Revenues
Passenger Yield

* For more information about the data, please refer to pages 62 and 63.



Boeing 737-700 Gold Jet



Skip Service

established to secure cost competitiveness surpassing that of competitors and to realize strategic operational efficiency in the use of narrow-body aircraft, enhanced the efficiency of the flight operations system for the Group as a whole.

In aircraft, we worked to further reduce operations costs by downsizing, to improve profitability, and to reinforce our profit foundation. We retired Boeing 747SR-100 and Boeing 747-200B aircraft and introduced the Boeing 737-700.



Kobe Airport, which opened in February 2006

Air Transportation, International Passenger Operations

International Passenger Operations

Highlights

- *Passenger revenues rose 8.8% from the previous year, to ¥229.2 billion.*
- *The number of passengers rose 0.4%, to 4.1 million.*
- *Available seat-kilometers rose 0.6%, to 25.3 billion.*
- *Unit revenues were ¥9.0, an increase of ¥0.6 from the previous year.*
- *The yield rose ¥1.2, to ¥12.2.*
- *The unit price increased 8.3%, to ¥55,443.*

Achieved Continued Operating Profitability

Although anti-Japan demonstrations in China and coordinated terrorist attacks in the United Kingdom undermined tourist travel to those areas, demand remained strong throughout the year, mainly from business travel to all destinations, as in the domestic passenger operations sector. Under these circumstances, we worked to secure demand by further enhancing our network and aggressively implementing campaigns, such as *Eco-wari* individual discount fares and promotions and advertisements for Live/China/ANA. As a result, we were able to follow up the previous year's performance with continued operating profitability in international passenger operations.

Strengthening Our International Route Network

In our route network, we established the Narita –Guangzhou route in April 2005 to strengthen transportation capacity to the Changjiang river delta, where demand is high for business and cargo services, and began daily service in winter. We also took steps to enhance our international network in Asia, especially in China, where future growth is expected. As a part of these efforts, we established the Centrair–Shanghai route in May 2005 and the Centrair–Taipei route in January 2006, and we increased flights on the Haneda–Kimpo (Seoul) route in August 2005 and on the Narita–Taipei route in October 2005. We worked to achieve a further increase in revenues through flexible aircraft allocation and active charter flight operations in line with demand trends.

Higher Passenger Load Factor and Unit Price as well as Lower Flight Operations Costs

We worked to allocate aircraft appropriately in line with demand, replacing the Boeing 747 with the Boeing 777, which is highly economical in terms of flight operations, for North America routes and introducing aircraft for both domestic flights and international flights from Japan to Incheon (Seoul). In this way, we actively accelerated improvements in the passenger load factor and unit price and reduced flight operations costs. In addition, to meet the substantial business demand from Europe and the United States, we introduced the cutting-edge Boeing 777-300ER on the Narita–New York route and expanded

Revenues as a Percentage of Operating Revenues



14.4%

* For more information about the data, please refer to pages 62 and 63.

Operating Revenues



(¥ Billions)
250
200
150
100
50
0
229.2
02/3
03/3
04/3
05/3
06/3

Available Seat-km (ASK) / Revenue Passenger-km (RPK) / Load Factor



(km Billions)
(%)
40
30
20
10
0
80
60
40
20
0
74.1
25.3
18.8
02/3
03/3
04/3
05/3
06/3
Available Seat-km (ASK, Billions)
Load Factor (%)
Revenue Passenger-km (RPK, Billions)

Unit Revenues / Passenger Yield



(¥)
15
10
5
0
12.2
9.0
02/3
03/3
04/3
05/3
06/3
Unit Revenues
Passenger Yield



South Wing of Passenger Terminal 1 at Narita Airport



Concierge service



First class

business class service on the Narita–London/Paris route.

We had dramatic results on the Narita–New York route, where, from the second to fourth quarters of the fiscal year, passenger revenues increased by about 9% despite a 14% decline in available seat-kilometers.

Following the start of e-ticket services on the Narita–Taipei route in December 2005, these services are currently available on all international routes. In Internet sales for international routes, we worked to further enhance convenience, renewing *ANA Sky Web* and implementing a variety of functional improvements.

Revenue Composition on International Routes by Destination
(For the year ended March 2006)


Asia
21%
Resorts
6%
North America
25%
Europe
26%
China
22%

ASK / RPK Composition on International Routes by Destination
(For the year ended March 2006)


(%)
100
80
60
40
20
0
9
23
16
25
27
10
22
11
27
30
Resorts
Asia
China
Europe
North America
ASK
RPK

Air Transportation, Cargo and Mail Operations and Other

Cargo and Mail Operations

Highlights

- *Cargo and mail revenues increased 6.3% from the previous year, to ¥96.7 billion.*
- *The volume of cargo carried during the year rose 5.0%, to 689 thousand tons.*
- *Cargo revenues were up 6.8%, to ¥85.0 billion.*
- *The volume of mail carried during the year was 102 thousand tons, an increase of 0.7%.*
- *Mail revenues were ¥11.6 billion, up 2.6%.*

Domestic Cargo and Mail

Highlights

- *The volume of cargo carried during the year rose 4.3%, to 441 thousand tons.*
- *Cargo revenues edged up 0.5%, to ¥29.6 billion.*
- *The volume of mail carried during the year was 88 thousand tons, a rise of 0.3%.*
- *Mail revenues were ¥8.5 billion, an increase of 0.1%.*

Boosted Air Cargo Demand with Late-Night Scheduled Cargo Flights

In the first half of the fiscal year, demand for air cargo was unchanged from the previous year. From November 2005, shipments were higher year on year due to the economic recovery and to higher fresh cargo demand starting in fall. Upon the enforcement of the Personal Information Protection Law in April 2005, we launched secure transportation services for valuables to meet new air cargo demand. We began using Boeing 767 freighters for late-night scheduled cargo flights in February 2006. On the Haneda–Saga route, we replaced the twice-daily service using passenger aircraft with once-daily service using a Boeing 767 freighter, and we established new Centrair–Saga and Haneda–Kansai routes. As a result, both revenues and volume rose compared with the previous year.

Mail Services Level with the Previous Year

Growth in the handling of parcels for Japan Post was sluggish in the first half of the fiscal year, but the volume carried for the full year remained unchanged from the previous year due to the mail transported to and from Kobe after the opening of Kobe Airport and to the start of mail handling on late-night scheduled cargo flights. Revenues were also about the same as in the previous year.

International Cargo and Mail

Highlights

- *The volume of cargo carried during the year rose 6.1%, to 249 thousand tons.*
- *Cargo revenues were up 10.6%, to ¥55.3 billion.*
- *The volume of mail carried during the year was 14 thousand tons, an increase of 3.5%.*
- *Mail revenues were ¥3.0 billion, up 10.3%.*

Cargo and Mail Volume: Domestic



(Thousand tons)
500
400
300
200
100
0
441
88
02/3
03/3
04/3
05/3
06/3
Cargo
Mail

Cargo and Mail Volume: International



(Thousand tons)
300
200
100
0
249
14
02/3
03/3
04/3
05/3
06/3
Cargo
Mail

Revenues as a Percentage of Operating Revenues



Domestic 2.4%
International 3.7%

* For more information about the data, please refer to pages 62 and 63.


CARGO
Boeing 767-300 freighter

Revenues from Cargo and Mail
(¥ Millions)

	2006	2005	2004
Cargo	85,039	79,604	69,875
Mail	11,677	11,384	12,388

Revenues from Domestic Cargo and Mail
(¥ Millions)

	2006	2005	2004
Cargo	29,659	29,515	26,670
Mail	8,586	8,581	9,241

Revenues from International Cargo and Mail
(¥ Millions)

	2006	2005	2004
Cargo	55,380	50,089	43,205
Mail	3,091	2,803	3,147

Introduction of Second and Third Boeing 767-300 Freighters

Outbound cargo was sluggish in the first half of the fiscal year due to inventory adjustments for digital-related products. In the second half, however, a recovery occurred in tandem with the depreciation of the yen. Cargo from China remained strong throughout the year due to growth in the Chinese economy. We introduced our second and third Boeing 767-300 freighters in December 2005 and February 2006, respectively. We used them on the China and other Asia routes, and as a result our performance during the year improved significantly from the previous year.

In outbound shipments, despite a substantial decline in digital-related products to Asia in the first half of the fiscal year, performance for the full year remained unchanged from the previous year due to robust demand for the shipment of digital consumer goods bound for the United States and for the shipment of electronic components and automotive parts to China and Southeast Asia. In inbound cargo, shipments from Europe declined from the previous year due to intensified competition. Cargo from the United States was down in the first half of the fiscal year because of poor grain harvests caused by bad weather on the West Coast, but results improved due to the introduction of larger aircraft in the second half of the fiscal year. Inbound cargo from Southeast Asia was affected by inventory adjustments for digital-related products in the first half of the fiscal year, but improved significantly in the second half due to the introduction of our second and third cargo freighters. In cargo from China, which was supported by solid demand stemming from growth in the Chinese economy, as well as by the introduction of our second and third freighters, we recorded a significant improvement in performance from the previous year.


PRIO
PRIO, ANA cargo priority service

Significant Gain in Mail Revenues Due to Increase in Long-Haul Mail with High Unit Prices

Despite the impact of a slowdown in economy mail from Europe and a decline in the number of flights on the Kansai–Shanghai route, mail volume rose from the previous year due to increased volume on the Haneda–Kimpo route and Europe and North America routes. Revenues also increased significantly from the previous year due to an increase in long-haul mail with high unit prices.

Other

We worked to increase revenues from aircraft maintenance; from contracts to provide ground services, such as passenger check-in and baggage handling, for other airlines; and from in-flight sales. As a result, other revenues increased 14.2%, to ¥121.6 billion during the year.

Travel Services

Travel Services

Highlights

- *Travel services revenues were ¥199.4 billion, an increase of 4.8% from the previous year.*
- *Operating expenses rose 4.9%, to ¥196.2 billion.*
- *Operating income increased 3.0%, to ¥3.2 billion.*
- *Domestic package tours revenues grew 9.7%, to ¥136.7 billion.*
- *International package tours revenues decreased 1.5%, to ¥41.2 billion*
- *Other revenues were down 9.7%, to ¥21.4 billion.*
- *The travel services segment accounted for 12.5% of total operating revenues before eliminations.*
- *ROA declined 0.6 percentage points, to 6.7%.*

Support from Increased Demand for Domestic Travel

Despite weak tourism demand for certain overseas areas, such as China, which experienced anti-Japan demonstrations, our total sales increased from the previous year due to strong demand for domestic travel associated with Aichi Expo 2005.

In domestic travel services, we created travel packages to support local revitalization as a part of cooperative efforts that included the government, academic, and private sectors. For example, Yokohama Time was a collaboration between the city of Yokohama and women's universities; Aisangi aimed to encourage tourism in the Central Japan (Chubu) district following Aichi Expo 2005; and Kobe Time utilized the new Kobe Airport that opened in February 2006.

In international travel services, we implemented rigorous quality control to ensure safe travel for customers. To meet diversifying needs, we offered a variety of plans and options and worked to meet growing demand for individual travel.



a TOUR comprehensive travel site

Stronger Web Sales System following Renewal of *a TOUR* Comprehensive Tourism Website

We bolstered our web sales system through the *a Tour* comprehensive tourism website, which was redesigned along with *ANA Sky Web*. In addition, we took steps to meet demand for independent travel packages, which include air tickets and hotel accommodations, such as establishing more host links with overseas hotel reservation systems and expanding our partnerships with hotels in Japan. As a result, our performance increased substantially from the previous year.



ANAハローツアー
中国
ANAスカイホリデー
沖縄
ANAスカイホリデー
北海道

Travel package pamphlets

Operating Revenues



(¥ Billions)
200
150
100
50
0
199.4
02/3
03/3
04/3
05/3
06/3

Operating Income (Loss) / Operating Income (Loss) Margin



(¥ Billions)
(%)
4
3
2
1
0
−1
3.2
1.6
02/3
03/3
04/3
05/3
06/3

□ Operating Income (Loss) (¥ Billions)
Operating Income Margin (Loss) (%)

Assets / ROA



(¥ Billions)
(%)
80
60
40
20
0
−20
8
6
4
2
0
−2
6.7
50.1
02/3
03/3
04/3
05/3
06/3

□ Assets (¥ Billions)
ROA (%)

Travel Services Revenues

(¥ Millions)

	2006	2005	2004
Domestic Package Tours Revenues	136,794	124,650	116,706
International Package Tours Revenues	41,248	41,885	29,042
Other Revenues	21,450	23,759	22,862

* For more information about the data, please refer to pages 62 and 63.

Hotel Operations

Hotel Operations

Highlights

- *Hotel operations revenues decreased 4.5% from the previous year, to ¥66.3 billion.*
- *Operating expenses were down 11.8%, to ¥61.7 billion.*
- *Operating income was ¥4.6 billion, compared with an operating loss in the previous year.*
- *Accommodation revenues increased 6.0%, to ¥24.8 billion.*
- *Banquet revenues rose 4.3%, to ¥18.5 billion.*
- *Food and beverage revenues increased 5.0%, to ¥16.5 billion.*
- *Other revenues were down 49.0%, to ¥6.3 billion.*
- *The hotel operations segment accounted for 4.2% of total operating revenues before eliminations.*
- *ROA improved 3.9 percentage points, from −0.4% in the previous year to 3.5% in the year under review.*

Both City Hotels and Okinawa Area Resort Hotels Performed Well

In city hotels, due to the effects of renovations, rigorous yield management, and the recovery in consumer sentiment, our performance in accommodations and in food and beverage improved from the previous year. Performance at Okinawa resort hotels remained steady, supported by continued robust travel demand. At ANA Hotel Hiroshima and ANA Hotel Osaka, renovations undertaken to increase the value of each hotel and boost operational efficiency were completed, and we opened ANA Hotel Okayama in August 2005.

In other revenues, the transfer of catering operations to the air transportation segment was a factor contributing to lower revenues.

ANA Hotel Tokyo



Manza Beach Hotel & Resort (Okinawa)



Operating Revenues


(¥ Billions)
80
60
40
20
0
66.3
02/3
03/3
04/3
05/3
06/3

Operating Income (Loss) / Operating Income (Loss) Margin


(¥ Billions)
(%)
6.0
4.5
3.0
1.5
0
−1.5
8
6
4
2
0
−2
7.0
4.6
02/3
03/3
04/3
05/3
06/3
Operating Income (Loss) (¥ Billions)
Operating Income (Loss) Margin (%)

Assets / ROA


(¥ Billions)
(%)
160
120
80
40
0
6
4
2
0
−2
150.3
3.5
02/3
03/3
04/3
05/3
06/3
Assets (¥ Billions)
ROA (%)

Hotel Operations Revenues

(¥ Millions)

	2006	2005	2004
Accommodation Revenues	24,895	23,483	23,031
Banquet Revenues	18,576	17,818	18,014
Food and Beverage Revenues	16,568	15,776	15,821
Other Revenues	6,337	12,421	11,975

* For more information about the data, please refer to pages 62 and 63.

Other Businesses

Other Businesses

Highlights

- *Total operating revenues in the other businesses segment amounted to ¥190.9 billion, an increase of 4.1% from the previous fiscal year.*
- *Operating expenses rose 4.4%, to ¥184.1 billion.*
- *Operating income was ¥6.7 billion, a decrease of 2.7%.*
- *Trading and retailing revenues rose 4.1%, to ¥126.9 billion.*
- *Information and telecommunications revenues increased 4.1%, to ¥26.0 billion.*
- *Real estate and building maintenance revenues were down 0.5%, to ¥17.3 billion.*
- *Other revenues increased 8.3%, to ¥20.5 billion.*
- *The other businesses segment accounted for 12.0% of total operating revenues before eliminations.*
- *ROA rose 0.4 percentage points, to 4.3%.*

Aircraft Parts and Retail Service Operations Performed Well

All Nippon Airways Trading Co., Ltd., which conducts the trading and sales of goods, recorded higher sales in airline-related operations, such as aircraft parts operations. Also, supported by firm air transportation demand and strong sales at new shops at the second terminal at Haneda Airport and at Centrair, the company recorded significant growth in retail sales. To establish an efficient operational structure for retail service operations, ANK Trading Co., Ltd., was merged into All Nippon Airways Trading Co., Ltd., in April 2006. Conditions were favorable in paper and pulp, machinery, and food operations during the year, and as a result the company recorded higher revenues overall.

Other Businesses Revenues (¥ Millions)

	2006	2005	2004
Trading and Retailing Revenues	126,969	121,920	120,585
Information and Telecommunications Revenues	26,067	25,043	19,675
Real Estate and Building Maintenance Revenues	17,306	17,391	18,212
Other Revenues	20,571	19,003	18,558

Information and Telecommunications Operations Also Recorded Higher Revenues

Infini Travel Information, Inc., which provides an international reservation and ticketing system for airlines and travel agents, recorded higher operating revenues because of an increase in the number of reservation and ticketing system transactions for international routes due to strong outbound passenger numbers.

ANA Information Systems Planning Co., Ltd., which mainly provides information system development, maintenance, and operation services to ANA Group companies, recorded lower system maintenance and operation revenues due to a reduction in system maintenance costs by ANA. However, the company recorded significantly higher system development sales due to the start of a new flight operations system and the revision of the existing system following alliances with new airlines. As a result, revenues increased overall.

Sale of ANA Real Estate's Consumer Real Estate Leasing Business

ANA Real Estate Co., Ltd., which operates as a real estate agent and insurance agent, recorded generally favorable performances in the real estate agency and insurance agency businesses. During the year, the company's operations were divided into two sectors, real estate leasing for consumers and other operations, through a company separation. In March 2006, ANA sold its shares in the separated company that conducted consumer real estate leasing to Orix Corporation. Following the sale, revenues from consumer real estate leasing were no longer included in the Company's consolidated financial results, and as a result revenues declined.

Operating Revenues



(¥ Billions)
190.9
200
160
120
80
40
0
02/3 03/3 04/3 05/3 06/3

Operating Income / Operating Income Margin



(¥ Billions)
(%)
8.0
6.4
4.8
3.2
1.6
0
5
4
3
2
1
0
6.7
3.6
02/3 03/3 04/3 05/3 06/3

☐ Operating Income (¥ Billions) ⇔ Operating Income Margin (%)

Assets / ROA



(¥ Billions)
(%)
250
200
150
100
50
0
5
4
3
2
1
0
4.3
131.6
02/3 03/3 04/3 05/3 06/3

☐ Assets (¥ Billions) ⇔ ROA (%)

* For more information about the data, please refer to pages 62 and 63.

CSR (Corporate Social Responsibility) Activities

In the three areas of the so-called triple bottom lines—management, the environment, and society—ANA aggressively implements CSR activities. In April 2005, we established the CSR Promotion Committee, which began full-fledged operation at that time, and in September 2005 we published the *CSR Report 2005*.

We participate in the sustainable-management rating program conducted by the Sustainable Management Forum of Japan and the Sustainable Management Rating Institute. In the first rating, which was announced in June 2006, ANA achieved the results shown in the accompanying chart.



Compliance
Risk management
Corporate governance
Information disclosure/ communication
Management philosophy
Preservation of biodiversity
Management of chemicals
Prevention of global warming
Resource recycling and waste reduction
Reduction of environmental burden-transportation
Reduction of environmental burden-products and services
Prevention and remediation of soil contamination and water quality
Quantitative material and energy data
Equality of opportunities
Continuity of work
Balance between work and personal life
Formation of safe, healthy work environment
Socially responsible procurement
Fulfillment of responsibilities to consumers
Creation of shared assets with local communities
Corporate culture oriented toward sustainable society
Management
Environment
Society
RATING-TREE by MITA MODEL
Framework
Strategy
Strategy
Results
Results
Excellent
Good
Fair
Poor
Failure
Not applicable
No Leaf

Sustainable Management Tree
The First Rating, June 2006

Economic Activities

To achieve continued increases in enterprise value, we are working to establish a corporate governance system that will enable us to maintain management transparency and fulfill our responsibility to provide information to stakeholders. Our achievements in this area in the fiscal year ended March 2006 are outlined on pages 6 and 7 of this report.

Environmental Conservation Activities

• ANA Group Ecology Plan

To contribute to the realization of a sustainable society, we are striving to achieve improvements in environmental areas that are closely related to airline operations, such as environmental management, global warming, air pollution, sound, resource recycling, and environmental and social contributions. To those ends, we are implementing the ANA Group Ecology Plan, which covers the period from April 2003 to March 2008.

• Reducing Greenhouse Gas Emissions per ASK by 10.6%

At this point, airlines have no alternative to fossil fuels, so we are working to raise energy consumption efficiency by using fuel efficiently. We are implementing a range of initiatives targeting the achievement of the goal set in the ANA Group Ecology Plan—reducing CO_2 emissions per available seat-kilometer (ASK) in the fiscal year ending March 2008 by 12% from the level in the fiscal year ended March 1991.

In the fiscal year ended March 2006, the amount of CO_2 emitted by ANA aircraft on domestic and international routes was 6.61 million tons, a reduction of 0.3% from the previous year. CO_2 emissions per ASK were 24.31 grams of carbon (preliminary figures), a decrease of 10.6% from the base fiscal year ended March 1991. To achieve our goal of 23.92 grams in the fiscal year ending March 2008, we will further expand fuel conservation measures. In addition to reducing fuel consumption through aircraft downsizing, we will implement an efficient fuel program (EFP) that facilitates the selection of altitudes and speeds with lower fuel consumption and work to raise fuel efficiency through engine cleaning. ANA has already achieved the goal established by Nippon Keidanren for airlines of a 10% reduction in comparison with the year ended March 1991.

ANA's CO_2 Emissions per ASK



(g-CO2 Converted to carbon/ASK)
30
27.18
25
24.31
23.92
(Target)
20
0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 · 07
(FY)

• **Increasing Fuel Efficiency and Reducing Noise with New Aircraft**

We are working to reduce CO_2 emissions further by introducing the latest aircraft, the Boeing 737-700 and the Boeing 777-300ER; by using simulators effectively; and by improving operating methods. In addition, we have placed orders for 50 Boeing 787 aircraft, which are about 20% more fuel efficient than the Boeing 767-300, and we will begin to introduce them in 2008.

In reducing operating noise, the ANA Group Ecology Plan stipulates that all Group aircraft must comply with the most stringent standards set by the International Civil Aviation Organization (ICAO)—the Chapter 4 standards—by the end of March 2008. However, we have already met this objective. In March 2006, we retired our last Boeing 747SR-100 aircraft, and now all of our aircraft meet the Chapter 4 standards.

Environmental and Social Contribution Activities

Watashi no Aozora (My Blue Sky) Activities

Under the *Watashi no Aozora* (My Blue Sky) program, the ANA Group is promoting environmental and social contribution activities in three principal areas: an international environmental book competition, tree planting, and coral planting.

• **Third International Environmental Picture Book Competition**

As one facet of its environmental activities, the ANA Group commenced the Aozora International Environmental Picture Book Competition in May 2003. In line with the theme of "making a picture book of things about the environment that have special meaning for you, such as nature, living things, and resources," we collected entries from around the world. In January 2006, the Third International Environmental Picture Book Competition was held, and the grand prize was won by Hong Kong resident Miss Claire Ho Yan Yu.





Winner of the grand prize at the Third International Environmental Picture Book Competition: *Four Seasons*, by Miss Claire Ho Yan Yu

• **Planting Trees around Airports in Japan and Overseas**

Since March 2005, we have been implementing a 10-year plan under which ANA Group employees work together with people from local communities to plant trees around all of the airports in Japan as well as some airports overseas. As of the end of March 2006, we had planted trees in 11 locations.



Tree planting activities in *Rankoshi no Mori*

Social Contribution

• **Fundamental Policy for Social Contribution**

One of the courses of action in the ANA Group's corporate philosophy states that we have an obligation to contribute to the progress of society.

• **ANA Receives Award from Prime Minister Koizumi for Providing Support for Victims of the Sumatra Earthquake**

As emergency support following the earthquake centered just off the coast of northern Sumatra in December 2004, the ANA Group provided contributions totaling ¥33.5 million, including funds and donated miles. At the same time, we aggressively conducted support activities, including the provision of free transportation to medical support personnel, free shipment of food, blankets, and other relief goods, and the donation of an anti-freeze tanker that we converted into a vehicle for the transportation of drinking water. ANA's active participation in support activities was highly evaluated, and in May 2005 the Company was awarded the Medal with Dark Blue Ribbon from Prime Minister Junichiro Koizumi.



Drinking water tanker donated to Indonesia

Financial Section

Contents

Management's Discussion and Analysis

Overview

Business Conditions

In the fiscal year under review, ended March 31, 2006, business conditions in Japan, showed clearer signs of recovery, with support from domestic, private-sector demand. Capital investment improved steadily accompanying gains in corporate profitability, and further improvement was seen in the employment situation. Consumer spending also increased gradually. However, concerns for the future remained amid steadily rising oil prices, which had an impact on both domestic and overseas economic conditions.

Trends in the Air Transportation Industry

Global Air Transportation Industry

In 2005, global demand for international air transportation recorded strong growth, with revenue passenger-kilometers up 7.6% and cargo ton-kilometers up 3.2%. The Asia-Pacific region performed well, with passenger-kilometers growing 6.3% and cargo ton-kilometers increasing 4.2%.

Despite strong demand growth, combined losses in the air transportation industry totaled $6.0 billion, due in part to rising fuel prices. While European and Asian airlines recorded profits of $1.3 billion and $1.5 billion, respectively, the losses of U.S. airlines reached $10.0 billion. (Source: IATA)

Yearly Change of Revenue Passenger-km


(%)
30
20
10
0
−10
01 02 03 04 05
8.9
6.3
6.4
Europe
North America
Asia and Pacific

Sources: IATA, ICAO

Yearly Change of Cargo Ton-km


(%)
30
20
10
0
−10
01 02 03 04 05
4.2
1.1
0.4
Europe
North America
Asia and Pacific

Sources: IATA, ICAO

Domestic Air Transportation Industry

Domestic Routes

In the fiscal year ended March 31, 2006, reflecting the trend of economic recovery, the number of passengers on scheduled domestic routes rose 0.8% from the previous year, to 94.5 million. Many trunk and local routes recorded improved results in comparison with the previous year, with the number of passengers rising 1.2% on trunk routes and 0.5% on local routes. On trunk routes, Okinawa routes recorded an especially large increase in demand. In addition, the opening of Central Japan International Airport (Centrair) was also a positive factor.

The volume of cargo rose to 890 thousand tons, an increase of 1.2% from the previous year. (Source: Ministry of Land, Infrastructure and Transport)

International Routes

In the fiscal year ended March 31, 2006, the number of passengers carried by Japanese airlines on international routes declined 3.3% from the previous year, to 17.7 million. Although the number of passengers was up 4.8% on South Korea routes, due to the influence of such events as anti-Japan demonstrations in China and a terrorist incident in Bali, tourism demand was sluggish, and the number of flights declined. As a result, demand was weak overall.

Cargo volume edged up 0.1%, to 1,325 thousand tons. Cargo demand decreased on routes to South Korea and Oceania, but increased on routes to China, the U.S. mainland, and Europe. As a result, cargo volume was flat. (Source: Ministry of Land, Infrastructure and Transport)

Number of Passengers


(Millions)
100
80
60
40
20
0
94.5
17.7
01 02 03 04 05
Domestic
International

Source: Ministry of Land, Infrastructure and Transport

Cargo Tons


(Thousand tons)
1,500
1,200
900
600
300
0
1,325
890
01 02 03 04 05
Domestic
International

Source: Ministry of Land, Infrastructure and Transport

ANA Group

Improving Profitability

The ANA Group implemented the Cost Reduction Plan, which covered the three-year period from April 2003 to March 2006. As a result, we resumed dividend payments in the year ended March 31, 2004, after a six-year suspension, and succeeded in achieving the initial target—cost reductions of ¥30 billion—by March 31, 2005, a year ahead of schedule. Also in the year ended March 2005, we earned a profit in international operations for the first time since we commenced international service in 1986.

In an environment marked by rising crude oil prices, we are working to steadily expand profitability. We have accelerated the transition to an operational structure that is less susceptible to the risks of economic and market fluctuations. In addition to measures targeting continued increases in revenues, we will make sustained efforts to improve our cost competitiveness, targeting the establishment of a stable profit foundation.

Performance in the Year Ended March 2006

Operating revenues for the fiscal year under review rose 5.9%, to a record high of ¥1,368.7 billion. Fuel expenses grew due to the rising cost of crude oil, but through a reduction of flight operations costs accompanying further efforts to match aircraft supply and demand and the rigorous implementation of other cost reduction measures, the increase in operating expenses was limited to 5.3%, to ¥1,279.9 billion. As a result, operating income was up 14.2%, to an all-time high of ¥88.8 billion, and we achieved operating income in all business segments. In non-operating income and expenses, we recorded a gain on sale of investments in securities and asset impairment losses. After income taxes, including the effect of accounting for deferred income taxes stemming from the application of the interperiod allocation method, net income decreased 0.9%, to ¥26.7 billion. ROA improved 0.5 percentage points from the previous year, to 5.7%.

Operating Revenues



(¥ Billions)
1,500
1,200
900
600
300
0
1,368.7
02/3 03/3 04/3 05/3 06/3

Operating Income (Loss)



(¥ Billions)
(%)
100
80
60
40
20
0
−20
10
8
6
4
2
0
−2
88.8
6.5
02/3 03/3 04/3 05/3 06/3
Operating Income (Loss) (¥ Billions)
Operating Income (Loss) Margin (%)

Net Income (Loss)



(¥ Billions)
30
20
10
0
−10
−20
−30
26.7
02/3 03/3 04/3 05/3 06/3

Total Assets



(¥ Billions)
(%)
2,000
1,600
1,200
800
400
0
10
8
6
4
2
0
1,666.8
5.7
02/3 03/3 04/3 05/3 06/3
Total Assets (¥ Billions)
ROA (%)

Review of Segments

The ANA Group's operations comprise Air Transportation, Travel Services, Hotel Operations, and Other Businesses.

Air Transportation

Operating revenues rose 6.2% from the previous fiscal year, to ¥1,132.6 billion. Operating expenses increased 6.0%, to ¥1,058.5 billion. Operating income was up 8.9%, to ¥74.1 billion, and ROA improved 0.1 percentage points, to 5.3%.

Operating Revenues by Segment (Before Eliminations)



(¥ Billions)
1,600
1,200
800
400
0
1,589.4
02/3 03/3 04/3 05/3 06/3
Air Transportion
Travel Services
Hotel Operations
Other Businesses

Air Transportation Assets and ROA



(¥ Billions)
(%)
1,500
1,000
500
0
−500
6
4
2
0
−2
1,476.5
5.3
02/3 03/3 04/3 05/3 06/3
Assets (¥ Billions)
ROA (%)

Air Transportation Expenses

Fuel and fuel tax expenses

Fuel and fuel tax expenses were up 21.0%, to ¥179.8 billion. Amid rising crude oil prices, we conducted continuous hedge transactions to control the risk of fluctuations in the price of jet fuel and to stabilize fuel expenses. We also implemented fuel management practices (increasing fuel efficiency), such as limiting fuel consumption through engine washing and optimal altitude operation.

Landing and navigation fees

Landing and navigation fees rose 2.8%, to ¥100.4 billion, due primarily to a 5.1% increase in the number of flights, to 340,000.

Aircraft leasing expenses

Aircraft leasing expenses decreased 8.0%, to ¥86.7 billion. A total of 17 aircraft were newly leased—2 Boeing 777-300s, 2 Boeing 777-200s, 2 Boeing 767-300Fs, 1 Boeing 767-300, 2 Airbus A320-200s, 4 Boeing 737-700s, and 4 Bombardier DHC-8-400s. However, leases were completed on 19 aircraft—4 Boeing 747-400s, 8 Boeing 767-300s, 1 Boeing 767-200, 3 Airbus A320-200s, 2 Boeing 737-500s, and 1 Boeing 737-400.

Depreciation and amortization expenses

Depreciation and amortization expenses rose 10.2%, to ¥67.9 billion, principally due to the acquisition of 17 aircraft upon the expiration of their leases—4 Boeing 747-400s, 8 Boeing 767-300s, 3 Airbus A320-200s, and 2 Boeing 737-500s.

Aircraft maintenance expenses – parts and contracts

Aircraft maintenance expenses increased 15.7%, to ¥61.4 billion, mainly because of the replacement of engine parts on Boeing 777 aircraft.

Personnel costs

Personnel costs grew 4.4%, to ¥230.1 billion. This increase was principally due to an increase in the number of consolidated subsidiaries and to the payment of performance-linked bonuses by ANA and certain subsidiaries.

Other expenses

Other expenses rose 2.7%, to ¥331.9 billion, primarily due to an increase in sales commissions and in-flight service expenses accompanying higher numbers of passengers.

	Yen (Millions)		
Years ended March 31,	2006	2005	2004
Air Transportation Expenses			
Fuel and fuel tax	¥ 179,827	¥ 148,584	¥ 143,620
Landing and navigation fees	100,488	97,720	100,692
Aircraft leasing	86,706	94,294	94,675
Depreciation and amortization	67,984	61,703	56,077
Aircraft maintenance – parts and contracts	61,410	53,080	51,639
Personnel	230,151	220,387	220,029
Other	331,985	323,132	303,971
	1,058,551	998,900	970,703
Travel Services Expenses	196,274	187,170	166,543
Hotel Operations Expenses	61,741	69,965	69,483
Other Businesses Expenses	184,123	176,375	172,339
Total Operating Expenses	1,500,689	1,432,410	1,379,068
Intercompany Eliminations	(220,699)	(217,371)	(195,826)
Consolidated Operating Expenses	¥1,279,990	¥1,215,039	¥1,183,242

Note: Operating expenses figures are before intercompany eliminations.

Travel Services

Operating revenues increased 4.8% from the previous fiscal year, to ¥199.4 billion. Operating expenses rose 4.9%, to ¥196.2 billion, principally due to strong demand generated by domestic package tours. Operating income grew 3.0%, to ¥3.2 billion. ROA declined 0.6 percentage points, to 6.7%, mainly as a result of a 9.6% increase in assets stemming from information system improvement.

Hotel Operations

Operating revenues decreased 4.5% from the previous fiscal year, to ¥66.3 billion. Operating expenses were down 11.8%, to ¥61.7 billion, principally because catering revenues and expenses are not included in this segment following the transfer of catering operations to the air transportation segment. Operating income of ¥4.6 billion was reported, an improvement from the previous year's operating loss. ROA improved 3.9 percentage points from –0.4% to 3.5%. This performance was attributable to the recording of operating income, which offset a 28.4% gain in assets following the completion of renovation work and the buyback of ANA Hotel Tokyo assets.

Other Businesses

Operating revenues were ¥190.9 billion, an increase of 4.1% from the previous fiscal year. Operating expenses rose 4.4%, to ¥184.1 billion. Higher revenues from trading and sales of goods led to increased expenses. Operating income was ¥6.7 billion, a decrease of 2.7%. ROA rose 0.4 percentage points, to 4.3%, mainly due to a 27.2% decrease in segment assets, to ¥131.6 billion, following the sale of the real estate leasing business.


Travel Services
Assets / ROA
(¥ Billions)
(%)
60
40
20
0
–20
9
6
3
0
–3
50.1
6.7
02/3 03/3 04/3 05/3 06/3
Assets (¥ Billions)
ROA (%)


Hotel Operations
Assets / ROA
(¥ Billions)
(%)
180
120
60
0
–60
6
4
2
0
–2
150.3
3.5
02/3 03/3 04/3 05/3 06/3
Assets (¥ Billions)
ROA (%)


Other Businesses
Assets / ROA
(¥ Billions)
(%)
250
200
150
100
50
0
5
4
3
2
1
0
4.3
131.6
02/3 03/3 04/3 05/3 06/3
Assets (¥ Billions)
ROA (%)

Non-Operating Income (Expenses)

The Company recorded net non-operating expenses of ¥36.3 billion in the year under review, an increase of ¥4.3 billion from the previous year. Gain on sale of investments in securities amounted to ¥18.6 billion following the disposal of shares of ANA Real Estate Co., Ltd., while loss on sale or disposal of property and equipment, such as aircraft and aircraft parts, decreased to ¥10.6 million. On the other hand, asset impairment losses totaled ¥20.4 billion; rebate on aircraft purchases accompanying the introduction of engine and new aircraft, which was ¥15.9 billion in the previous year, was not recorded in the year under review; and losses that may reduce ANA's cost burden in the future, such as special retirement benefit expenses, were recorded.

	Yen (Millions)		
Years ended March 31,	2006	2005	2004
Interest and dividend income	¥ 4,681	¥ 5,418	¥ 5,791
Gain on sale of property and equipment	2,638	1,581	2,197
Interest expenses	(20,172)	(21,117)	(22,247)
Loss on sale or disposal of property and equipment	(10,577)	(22,115)	(15,742)
Impairment loss	(20,451)	–	–
Valuation loss on other long-term receivables	(751)	(5,098)	(108)
Equity in (loss) income of affiliates	(1,335)	97	242
Rebate on aircraft purchases	–	15,969	23,220
Gain on sale of investments in securities	18,632	881	1,081
Gain on return of the substituted portion of the employee pension fund	–	–	6,662
Amortization of net transitional retirement benefit obligation	(6,712)	(6,712)	(6,943)
Special retirement benefit expenses	(4,373)	(1,858)	(1,957)
Other, net	2,051	859	8,671
Total	¥(36,369)	¥(32,095)	¥ 867

Per Share Data

Net income per share decreased 9.4%, to ¥15.64. Equity per share was up 38.6% from the previous year, to ¥177.89. Dividends per share for the year under review were unchanged, at ¥3.00.

Cash Flows

Fundamental Approach to Sources of Funds

The fundamental approach of the ANA Group is to keep capital investment within the limits of operating cash flows (including repayment of lease obligations) and to expand capital while controlling increases in interest-bearing debt by managing free cash flow. We are striving to enhance the soundness of our financial position with a medium to long term target for the debt/equity ratio of about 2 times.

Overview of the Year under Review

In the year under review, free cash flow, which is the total of net cash provided by operating activities and net cash used in investing activities, was a net inflow of ¥82.0 billion. As a result, cash and cash equivalents at the end of the fiscal year totaled ¥242.7 billion, an increase of ¥79.6 billion.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was ¥128.5 billion, down ¥20.5 billion from the previous fiscal year. Income before income taxes and minority interests increased ¥6.7 billion, to ¥52.4 billion. However, with adjustments for non-cash items, such as depreciation and amortization and impairment loss, income taxes paid increased substantially from the previous year. The interest coverage ratio was 6.3 times.

Net Cash Provided by Operating Activities


(¥ Billions)
150
120
90
60
30
0
128.5
02/3 03/3 04/3 05/3 06/3

Interest Coverage Ratio
Debt/Equity Ratio


(Times)
8
6
4
2
0
6.3
2.4
02/3 03/3 04/3 05/3 06/3
Interest Coverage Ratio
Debt/equity Ratio
Interest coverage ratio =
net cash provided by operating activities / interest expenses

Net Cash Used in Investing Activities

Net cash used in investing activities was ¥46.4 billion. Cash outflows included payment upon delivery of aircraft, purchase of aircraft spare parts, and advance payments for aircraft to be delivered during or after the year ending March 31, 2007. Cash inflows included proceeds from the sale of aircraft introduced in the year ended March 2006 and leased and recovery of loans following the disposal of shares of ANA Real Estate.

Net Cash Used in Financing Activities

Net cash used in financing activities was ¥3.1 billion. Steps were taken to reduce the Group's interest-bearing debt, such as repayment of bonds and repayment of debt. Funds were also raised through the issuance of new stock and other debt finance.

Financial Position

Total Assets

Total assets at fiscal year-end increased 3.7%, to ¥1,666.8 billion.

Current Assets

Current assets rose 25.9%, to ¥530.3 billion. This gain was principally the result of a 48.2% increase in cash, to ¥234.4 billion, due to the issuance of new stock by public offering and allocation to third party and to an increase of 330.1% in marketable securities, to ¥24.6 billion, on account of securities scheduled to mature in less than one year.

Fixed Assets

Fixed assets declined 4.2%, to ¥1,135.4 billion.

Net property and equipment decreased 3.2%, to ¥927.4 billion. Due to the disposal of shares of ANA Real Estate and asset impairment, buildings and structures decreased 8.0%, to ¥165.6 billion, and land declined 10.7%, to ¥97.8 billion. As all new aircraft received in the year under review were leased, flight equipment decreased slightly.

Investments and long-term receivables and other assets declined 11.9%, to ¥166.2 billion, mainly because investments in securities decreased 10.8%, to ¥60.8 billion, following the disposal of shares of Nippon Cargo Airlines Co., Ltd., and long-term loans were down 79.8%, to ¥4.9 billion, after subsidiaries recovered loans.

Liabilities

Liabilities decreased 5.0%, to ¥1,313.4 billion.

Current Liabilities

Total current liabilities declined 5.1%, to ¥480.8 billion. Accounts and notes payable-trade increased 20.1%, to ¥170.7 billion, as a result of higher purchase prices of fuel and parts. Short-term loans decreased 33.1%, to ¥104.4 billion, following the repayment of loans by subsidiaries. Accrued income taxes were down 73.1%, to ¥9.2 billion.

Interest-Bearing Debt
(Including off-balance-sheet lease obligations)



(¥ Billions)
1,500
1,200
900
600
300
0
1,169.0
02/3
03/3
04/3
05/3
06/3
Interest-Bearing Debt
Off-Balance-Sheet Lease Obligations*

*Off-balance-sheet lease obligations = notional principal for lease + residual value after lease termination

Long-Term Liabilities

Long-term liabilities decreased 4.9%, to ¥832.5 billion, mainly as a result of a 6.3% decrease in long-term loans, to ¥456.8 billion, as loans became due within a year.

	Yen (Millions)		
As of March 31,	2006	2005	2004
Short-term debt:			
Short-term bank loans	¥ 8,690	¥ 16,045	¥ 25,083
Current portion of long-term loans	95,748	139,991	71,725
Current portion of bonds and notes	45,000	48,418	109,749
	149,438	204,454	206,557
Long-term debt (excluding current portion):			
Loans, principally from banks	456,879	487,802	505,462
Notes and bonds	240,000	250,000	319,694
	696,879	737,802	825,156
Total interest-bearing debt	¥846,317	¥942,256	¥1,031,713

Bond Ratings

In response to a request by ANA, Japan Credit Rating Agency, Ltd. (JCR), provides a rating on long-term bonds issued by ANA. As of June 2006, this rating was BBB+. Rating and Investment Information, Inc. (R&I), also gave ANA a BBB credit rating. Management believes that these credit ratings present no difficulties with regard to the procurement of funds.

Bond Ratings



JCR
R&I
AA
AA⁻
A⁺
A
A⁻
BBB⁺
BBB
BBB⁻
Aug. 2001
Aug. 2002
July 2003
Sept. 2001
2002/3
2003/3
2004/3
2005/3
2006/3

Minority Interests

Minority interests declined 30.2%, to ¥7.1 billion.

Shareholders' Equity

Fundamental Approach to Shareholders' Equity

As the 2009 expansion of Haneda Airport approaches, ANA is working to enhance its shareholders' equity. We will steadily implement management plans and strategies, such as the ANA Group Mid-Term Corporate Strategy (April 2006 to March 2010), and build a structure that can generate profits in any management environment. We will work to accumulate profits and thereby increase shareholder value.

Total Shareholders' Equity



(¥ Billions)
(%)
400
320
240
160
80
0
30
24
18
12
6
0
346.3
20.8
02/3
03/3
04/3
05/3
06/3
Total Shareholders' Equity (¥ Billions)
Equity Ratio (%)

Shareholders' Equity at the End of the Year under Review

Shareholders' equity was up 61.6% from the previous fiscal year-end, to ¥346.3 billion. Retained earnings increased 68.8%, to ¥52.6 billion, as a result of net income of ¥26.7 billion. Common stock rose 49.1%, to ¥160.0 billion, due to the issuance of new stock through public offering and allocation to third party, and capital surplus was up 70.5%, to ¥125.6 billion. Treasury stock increased ¥0.2 billion, to ¥1.0 billion. The equity ratio rose 7.5 percentage points, to 20.8%.

Retirement Benefit Plans

The Company and its consolidated subsidiaries offer the following defined benefit plans: welfare pension fund plans, tax qualified pension plans, defined benefit pension plans, and lump-sum payment plans. The Company and certain consolidated subsidiaries offer defined contribution plans in addition to defined benefit plans.

	Yen (Millions)		
As of March 31, / Years ended March 31,	2006	2005	2004
Retirement benefit obligation	¥(269,868)	¥(262,224)	¥(258,225)
Plan assets at fair value	110,939	90,327	84,292
Unfunded retirement benefit obligation	(158,929)	(171,897)	(173,933)
Net amount unrecognized	52,566	64,827	69,235
	(106,363)	(107,070)	(104,698)
Prepaid pension cost	1,014	670	691
Accrued employees' retirement benefits	¥(107,377)	¥(107,740)	¥(105,389)
Net periodic pension and severance cost	¥(20,591)	¥21,278	¥26,120
Discount rate	2.5%	2.5%	2.5%

Capital Expenditure

Capital expenditure was up 12.1%, to ¥235.5 billion. Aircraft related capital expenditure was principally for the acquisition of aircraft, aircraft engines, and aircraft parts. Capital expenditure for other purposes was mainly related to information systems.



Capital Expenditure
(¥ Billions)
300
250
200
150
100
50
0
235.5
02/3 03/3 04/3 05/3 06/3



Depreciation and Amortization
(¥ Billions)
100
80
60
40
20
0
76.2
02/3 03/3 04/3 05/3 06/3

Aircraft Procurement

Basic Approach to Aircraft Procurement

Under the Fleet Strategy, ANA will take steps to establish a fleet composition that minimizes the risks of fluctuations in the economic environment and demand. We will flexibly use medium-sized and narrow-body aircraft in line with demand trends and will increase flight frequency to enhance customer convenience.

Fleet Composition

	2006		
As of March 31,	Total	Owned	Leased
B747-400	23	19 (+4)	4 (−4)
B747-200B	0 (−2)	0 (−2)	0
B747SR-100	0 (−2)	0 (−2)	0
B777-300	10 (+2)	4	6 (+2)
B777-200	20 (+2)	7	13 (+2)
B767-300	54 (+1)	41 (+8)	13 (−7)
B767-300F (freighter)	3 (+2)	0	3 (+2)
B767-200	0 (−1)	0	0 (−1)
B737-700	4 (+4)	0	4 (+4)
B737-500	25	13 (+2)	12 (−2)
B737-400	1 (−1)	0	1 (−1)
A321-100	7	0	7
A320-200	28	23 (+1)	5 (−1)
DHC-8-400	11 (+4)	0	11 (+4)
DHC-8-300	5	1	4
DHC-6-300	1	1	0
F-50	4	0	4
Total	196 (+9)	109 (+11)	87 (−2)

Note: Figures in parentheses show changes from the previous year-end.

In jet aircraft, we will introduce highly economical, fuel efficient new aircraft; standardize the fleet in stages from the current seven aircraft types to three types—one each of wide-body, medium-sized, and narrow-body; and reduce costs directly related to flight operations. In accordance with the Fleet Strategy, the ANA Group is working to achieve cost competitiveness that will surpass that of competitors and to establish a sustainable competitive edge.

Aircraft Procurement: Results and Plans

Year Ended March 2006

ANA took delivery of 15 aircraft: 2 Boeing 777-300s (leases), 2 Boeing 777-200s (leases), 2 Boeing 767-300Fs (leases), 1 Boeing 767-300 (lease), 4 Boeing 737-700s (leases), and 4 Bombardier DHC-8-400s (leases).

ANA retired 8 aircraft: 2 Boeing 747SR-100s, 2 Boeing 747-200Bs, 1 Boeing 767-200, 2 Airbus A320-200s, and 1 Boeing 737-400.

As a result, in the fiscal year ended March 31, 2006, all Boeing 747-200Bs, Boeing 747SR-100s, and Boeing 767-200s were retired.

ANA assumed the ownership of 17 aircraft at the conclusion of their leases: 4 Boeing 747-400s, 8 Boeing 767-300s, 3 Airbus A320-200s, and 2 Boeing 737-500s. Two Airbus A320-200s were sold and leased back.

Years Ending March 2007 and Thereafter

Wide-Body Aircraft

The ANA Group currently has three types of wide-body aircraft—the Boeing 747-400, the Boeing 777-300, and the Boeing 777-200. In the years ending March 2007 and thereafter, we will increase Boeing 777-300 and -200 aircraft. We will begin retiring Boeing 747-400 aircraft in the fiscal year ending March 2008.

Medium-Sized Aircraft

The ANA Group has two types of medium-sized aircraft—the Boeing 767-300 and -300F and the Airbus A321-100. From the fiscal year ending March 2009, we will convert in stages to Boeing 787 aircraft, thereby furthering standardization. The Boeing 787, for which ANA is the launch customer, is superior in safety, comfort, and economical operation, and firm orders have been placed for 50 of these aircraft. When standardization is completed, contribution to the improvement in operating profitability is expected to be about ¥10.0 billion per year.

Narrow-Body Aircraft

The ANA Group has two types of narrow-body aircraft—the Airbus A320-200 and the Boeing 737-700, -500, and -400. In the years ending March 2007 and thereafter, the ANA Group will convert in stages to the Boeing 737-700 series aircraft, of which 45 have been ordered. After standardization is completed, contribution to the improvement in operating profitability is expected to be about ¥6.0 billion per year.

Turbo-Prop Aircraft

Air Nippon Network Co., Ltd. (AKX), Air Next Co., Ltd. (NXA), and Air Central Co., Ltd. (CRF), operate Bombardier DHC-8-400s and -300s and Fokker 50s.

Employment

At the end of March 2006, the number of employees in the ANA Group totaled 30,322, a year-on-year increase of 4.2%. The number of employees engaged in air transportation at the end of March 2006 rose 6.6%, to 22,170, while employee numbers in travel services increased 2.1%, to 1,679, and in hotel operations decreased 8.7%, to 2,637. The number of employees in other businesses rose 1.8%, to 3,836.

	Employee numbers		
As of March 31,	2006	2005	2004
Air transportation	22,170	20,797	20,530
Travel services	1,679	1,645	1,752
Hotel operations	2,637	2,887	2,990
Other businesses	3,836	3,769	3,598
Total	30,322	29,098	28,870

Basic Dividend Policy

ANA gives high priority to providing a return to shareholders. Therefore, the allocation of profits is based on a comprehensive consideration of the management environment and performance trends. For future operational development, the Company is working to solidify its financial position through retained earnings and to bolster its management foundation. In the year ended March 2006, dividends were maintained at ¥3.00 per share.

Others

The Company's New York office was interviewed by U.S. judicial authorities in February 2006 in connection with suspicion of cartel activity relating to the cargo rates of major airlines around the world. At the same time, the authorities issued a subpoena demanding the submission of various documents relating to cargo arriving in and departing from the United States. The Company is cooperating fully with the investigation.

In addition, in the United States and Canada cargo owners who use international cargo flights filed multiple class action lawsuits against multiple airlines demanding compensation for damages incurred due to a price cartel among the airlines. In regard to these lawsuits, complaints have been served to the Company and the Company has received information that it is included as a defendant in certain lawsuits. However, at this stage a proper understanding and an analysis of the details of these lawsuits are difficult because the amounts of claims are not specified.

Operating Risks

The following risks could have a significant effect on the judgment of investors in the ANA Group. The forward-looking statements in the following section are the ANA Group's judgments as of the end of the year ended March 31, 2006.

Risks Related to Crude Oil Price Fluctuations

The price of jet fuel comprises such expenses as the cost of importing, refining, and transporting crude oil and customs tariffs. Among those costs, the cost of importing crude oil accounts for approximately 60% of the price of jet fuel. Consequently, if the price of crude oil increases, the price of jet fuel will increase, leading to a significant burden for the ANA Group. Accordingly, to control the risk of fluctuations in the price of jet fuel and to stabilize jet fuel expenses, ANA hedges risks using crude oil and jet fuel commodity derivatives in planned, continuous hedging transactions for specific periods of time. The Company's hedging transactions are limited to a certain percentage of aggregate purchases of fuel, with plans for hedging amounts set quarterly. Individual transactions are maintained within limits that are set in such a way that the Company's transactions will not affect the spot market, and margins are adjusted monthly or quarterly to avoid any physical delivery obligations.

The ANA Group's fuel expenses and fuel tax in the year ended March 31, 2006, increased ¥31.2 billion, to ¥179.8 billion, which represents 14.0% of operating expenses. Given the limitations of ANA's current efforts to offset high crude oil prices through cost reductions and higher fares and charges, prolonged high crude oil prices could significantly affect ANA's performance.

Risks Related to Foreign Exchange Rate Fluctuations

Because purchases of jet fuel are transacted in foreign currencies, depreciation of the yen will have a significant effect on ANA's profits. Therefore, to the greatest extent possible, foreign currency taken in as revenue is used to pay expenses denominated in the same foreign currency, thereby minimizing foreign exchange rate fluctuation risks. In addition, for obligations to purchase jet fuel, ANA uses forward exchange agreements and currency options to limit the risk of fluctuations in foreign exchange rates and to stabilize and control payment amounts.

Risks Related to the International Situation

The outbreak of the Iraq war and the outbreak of SARS (severe acute respiratory syndrome) in 2003 had a significant adverse effect on air transportation and travel operations, especially on international routes, and these developments had the effect of reducing revenues by more than ¥30.0 billion in the year ended March 31, 2004.

In its international operations, the ANA Group is currently expanding routes, principally to China, which now accounts for about 20% of revenues. Tourism demand, which has been affected by anti-Japan demonstrations in China at the beginning of the year ended March 2006, though the situation has calmed since then, takes time to recover. In the future, wars, large-scale terrorist attacks, anti-Japan demonstrations, or outbreaks of such contagious diseases as a new strain of influenza could significantly affect the ANA Group's performance.

Risks Related to Statutory Regulations

As an airline operator, the ANA Group operates under the stipulations of statutory regulations related to airline operations. Furthermore, Group operations on international routes must comply with the stipulations of international agreements, treaties, bilateral agreements, and the decisions of the IATA (International Air Transport Association). In addition, Group operations may be constrained by Japanese Antitrust Law and similar laws and regulations in other countries with regard to the pricing of fares and charges.

Risks Related to ANA's Fleet Strategy

In air transportation operations, the ANA Group is pursuing a fleet strategy centered on using medium- and small-sized aircraft, standardizing aircraft models, and introducing highly economical aircraft. However, measures related to the fleet strategy could prove ineffective due to the factors listed below. Furthermore, the expected benefits of the fleet strategy may diminish significantly.

Dependence on the Boeing Company

In accordance with its fleet strategy, ANA has ordered 114 aircraft, of which 108 aircraft have been ordered from Boeing. Therefore, if Boeing is unable to fulfill the agreements between Boeing and ANA due to financial or other issues, the Company will be unable to acquire aircraft. Such eventualities could significantly affect the ANA Group's performance.

Increase in the Cost of Raising Funds

ANA acquires aircraft through bank loans and bond issues as well as leasing. However, the cost of raising funds could increase due to changes in the tax system or to the reorganization of governmental financial agencies that may make it difficult or impossible for ANA to raise funds on advantageous terms. Such eventualities could significantly affect the ANA Group's performance.

Risks Related to Public-Sector Fees

Public-sector fees include landing and navigation fees and other airport use fees. In the year ended March 31, 2006, airport use fees rose to ¥100.4 billion, or 7.9% of operating expenses. With regard to airport use fees, the government has implemented a policy to reduce landing fees, which had the effect of reducing these fees by about ¥12.0 billion in the year ended March 31, 2006. However, landing fees at Osaka (Itami) Airport increased in the year ended March 31, 2004, and a portion of the reduction measures for Haneda Airport was eliminated. Taking into account these factors, it is possible that similar measures could be implemented in the future.

Risks Related to Environmental Regulations

Regulatory authorities in Japan and other countries have introduced numerous statutory regulations addressing such issues as aircraft noise and emissions, the use of hazardous materials, and environmental pollution. The ANA Group shoulders a considerable cost burden in adhering to such statutory regulations. However, the Group may have to shoulder large additional costs if current regulations are strengthened or if new regulations, such as environmental taxes, are introduced.

Risks Related to Competition

The possibility of an increase in costs related to ANA's air transportation operations due to such factors as jet fuel expenses, the cost of raising funds, and responses to environmental regulations cannot be denied. If such costs increase, in order to secure income, it is necessary for the ANA Group to reduce indirect fixed costs, reduce costs by enhancing efficiency through the standardization of aircraft types, and pass on rising costs to fares and charges. However, because ANA is in competition with other airlines and alternative forms of transportation, such as the Shinkansen, on certain routes, passing on costs could diminish its competitiveness and lead to the loss of customers to competitors. Furthermore, because price competition with competitors greatly restricts the passing on of costs, an increase in costs could affect the ANA Group's performance.

Risks Related to Ineffective Joint Ventures and Strategic Alliances

Alliance with Japan Post in International Logistics

In October 2005, ANA concluded an agreement with Japan Post on a strategic alliance in international logistics that includes international cargo operations and international mail operations. Based on the agreement, the Company established the cargo airline ANA & JP Express Co., Ltd., in February 2006. There is no guarantee that the strategic alliance will generate the profits that ANA expects. In addition, if the strategic alliance is dissolved, the ANA Group will be forced to review its strategies for international cargo operations and international mail operations, which could affect the ANA Group's performance.

Star Alliance

Through its membership in Star Alliance, ANA enjoys a variety of benefits, including the sale of airline tickets to customers of alliance partners and heightened name recognition outside Japan. However, the benefits of Star Alliance membership would diminish if a major alliance partner withdraws or if Star Alliance is ordered to dissolve or reduce the extent of its activities based on various countries' antitrust laws. Such eventualities could significantly affect the ANA Group's performance.

Risks Related to Flight Operations

Aircraft Accidents

An aircraft accident would give rise to significant expenses associated with the repair or replacement of aircraft, compensation for damages, and other items. Although such direct expenses would largely be met by aviation insurance, a medium-to-long-term downturn in aviation demand immediately following an accident could significantly affect the ANA Group's performance. In addition, a major accident involving a code-share flight or competitor could similarly lead to a reduction in aviation demand that could affect the ANA Group's performance.

Technical Circular Directives

If an issue arises that significantly compromises the safety of an aircraft, in accordance with the law, the Minister of Land, Infrastructure and Transport issues a technical circular directive. In some cases, operation of the same type of aircraft is not permitted until the aircraft's safety has been confirmed. Furthermore, even when a technical circular directive is not issued, where safety cannot be confirmed, the operation of the same type of aircraft is voluntarily suspended in accordance with in-house regulations. The occurrence of such a situation could significantly affect the ANA Group's performance.

Risks Related to Unauthorized Disclosure of Customer Information

ANA, which had 14.3 million members in the ANA Mileage Club as of March 31, 2006, retains a huge amount of information related to passengers and members of the ANA Mileage Club. Under the enactment of the Personal Information Protection Law in April 2005, which increases the controls required for the proper management of personal information, ANA has implemented appropriate measures to ensure information security. However, a major leak of personal information from unauthorized access or other factors could lead to significant expenses in compensation for damages and to a loss of public confidence, and therefore could significantly affect the ANA Group's performance.

Risks Related to Disasters

ANA's data center is situated in the Tokyo area, while the operational control for all flights is conducted at Haneda Airport. Furthermore, more than 60% of the ANA Group's passengers on domestic routes use Haneda Airport. As a result, a major disaster, such as an earthquake or fire, in the Tokyo area or at the Haneda Airport facilities could lead to a long-term shutdown of the ANA Group's information systems or operational control functions, which could significantly affect the Group's performance. In addition, the long-term closure of an airport due to an earthquake, a typhoon, or snow would lead to the suspension of flight arrivals and departures at the airport during the period of closure, which could affect the ANA Group's performance.

Risks Related to IT Systems

Air transportation operations use information systems for such operationally critical functions as reservations and sales, boarding procedures, flight operations control, and operational management. The failure of one of those systems or the failure of telecommunications networks would make it difficult for ANA to maintain operations and would result in a loss of public confidence, and therefore could affect the ANA Group's performance.

Risks Related to Asset Impairment

After the ANA Group introduced asset impairment accounting in April 2005, the Group recorded an extraordinary loss of ¥20.4 billion in the year ended March 31, 2006. If the profitability of various operations deteriorates, the Group may be required to recognize further asset impairment losses in the future.

Consolidated Balance Sheets

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
As of March 31, 2006 and 2005

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
ASSETS	2006	2005	2006
Current assets:			
Cash	¥ 234,461	¥ 158,204	$ 1,995,922
Marketable securities (Note 4)	24,645	5,730	209,798
Accounts receivable, less allowance for doubtful accounts (¥244 million in 2006 and ¥209 million in 2005)	112,593	111,372	958,483
Accounts receivable from and advances to non-consolidated subsidiaries and affiliates	1,580	4,947	13,450
Inventories	57,915	52,636	493,020
Deferred income taxes – current (Note 8)	23,561	25,618	200,570
Prepaid expenses and other current assets	75,619	62,663	643,731
Total current assets	530,374	421,170	4,514,974
Investments and long-term receivables:			
Investments in securities (Note 4)	53,561	54,485	455,955
Investments in and advances to non-consolidated subsidiaries and affiliates (Note 5)	7,654	19,462	65,157
Lease and guaranty deposits	22,404	22,390	190,721
Housing loans to employees	2,092	2,231	17,809
Other long-term receivables	37,713	43,301	321,043
Total investments and long-term receivables	123,424	141,869	1,050,685
Property and equipment (Notes 6 and 9):			
Flight equipment	1,046,558	1,062,418	8,909,151
Ground property and equipment	583,178	611,758	4,964,485
	1,629,736	1,674,176	13,873,636
Less accumulated depreciation	(841,944)	(853,672)	(7,167,311)
	787,792	820,504	6,706,325
Advance payments on aircraft purchase contracts	136,784	134,604	1,164,416
Construction in progress	2,833	3,307	24,117
Net property and equipment	927,409	958,415	7,894,858
Deferred income taxes – non-current (Note 8)	42,780	46,869	364,178
Other assets	42,856	38,290	364,826
Total assets	¥1,666,843	¥1,606,613	$14,189,521

See accompanying notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2006	Yen (Millions) 2005	U.S. dollars (Thousands) (Note 3) 2006
Current liabilities:			
Short-term loans, including current portion of long-term debt (Note 6)	¥ 149,438	¥ 204,454	$ 1,272,138
Accounts and notes payable – trade	167,244	138,996	1,423,717
Accounts payable to non-consolidated subsidiaries and affiliates	1,516	1,952	12,905
Advance ticket sales	46,135	36,695	392,739
Accrued expenses	40,383	40,749	343,773
Accrued income taxes	9,258	34,392	78,812
Other current liabilities	66,874	49,236	569,285
Total current liabilities	480,848	506,474	4,093,369
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	696,879	737,802	5,932,400
Accrued employees' retirement benefits (Note 7)	107,377	107,740	914,080
Deferred income taxes – current (Note 8)	1,816	1,894	15,459
Other long-term liabilities	26,482	28,202	225,437
Total long-term liabilities	832,554	875,638	7,087,376
Minority interests	7,132	10,217	60,713
Commitments and contingent liabilities (Note 11)			
Shareholders' equity (Notes 8, 10 and 16):			
Common stock:			
Authorized – 3,400,000,000 shares			
Issued – 1,949,959,257 shares at March 31, 2006 and 1,672,804,427 shares at March 31, 2005	160,001	107,292	1,362,058
Capital surplus	125,605	73,676	1,069,252
Earned surplus	52,697	31,225	448,600
Unrealized holding gain on securities	9,410	4,620	80,105
Foreign currency translation adjustments	(376)	(1,672)	(3,201)
Less treasury common stock, at cost (3,211,360 shares at March 31, 2006 and 2,815,787 shares at March 31, 2005)	(1,028)	(857)	(8,751)
Total shareholders' equity	346,309	214,284	2,948,063
Total liabilities and shareholders' equity	¥1,666,843	¥1,606,613	$14,189,521

Consolidated Statements of Income

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2006	2005	2004	2006
Operating revenues:				
Passenger	¥ 914,306	¥ 869,497	¥ 821,817	$ 7,783,315
Cargo	85,039	79,604	69,875	723,921
Incidental and other	369,447	343,712	325,904	3,145,033
	1,368,792	1,292,813	1,217,596	11,652,269
Operating expenses:				
Aircraft and flight operations	326,622	302,854	302,498	2,780,471
Aircraft maintenance	86,060	75,583	75,082	732,613
In-flight services	65,495	56,527	59,136	557,547
Flight control and ground handling	258,018	248,960	245,200	2,196,459
Reservations, sales and advertising	214,588	206,031	198,018	1,826,747
General and administrative	35,516	36,708	30,858	302,341
Depreciation and amortization	76,201	70,446	64,236	648,685
Other costs	217,490	217,930	208,214	1,851,451
	1,279,990	1,215,039	1,183,242	10,896,314
Operating income	88,802	77,774	34,354	755,955
Non-operating income (expenses):				
Interest and dividend income	4,681	5,418	5,791	39,848
Gain on sale of property and equipment	2,638	1,581	2,197	22,457
Interest expenses	(20,172)	(21,117)	(22,247)	(171,720)
Loss on sale or disposal of property and equipment	(10,577)	(22,115)	(15,742)	(90,040)
Impairment loss (Note 15)	(20,451)	–	–	(174,096)
Valuation loss on other long-term receivables	(751)	(5,098)	(108)	(6,393)
Equity in (loss) income of affiliates	(1,335)	97	242	(11,365)
Rebate on aircraft purchases	–	15,969	23,220	–
Gain on sale of investments in securities	18,632	881	1,081	158,611
Gain on return of the substituted portion of the employee pension fund	–	–	6,662	–
Amortization of net transitional retirement benefit obligation	(6,712)	(6,712)	(6,943)	(57,138)
Special retirement benefit expenses	(4,373)	(1,858)	(1,957)	(37,227)
Other, net	2,051	859	8,671	17,460
	(36,369)	(32,095)	867	(309,603)
Income before income taxes and minority interests	52,433	45,679	35,221	446,352
Income taxes (Note 8):				
Current	20,935	34,592	4,167	178,216
Deferred	5,955	(16,960)	6,262	50,694
	26,890	17,632	10,429	228,910
Income before minority interests	25,543	28,047	24,792	217,442
Minority interests	(1,179)	1,077	36	(10,037)
Net income	¥ 26,722	¥ 26,970	¥ 24,756	$ 227,479

	Yen			U.S. dollars (Note 3)
	2006	2005	2004	2006
Net income per share (Note 2 (m))	¥15.64	¥17.26	¥16.14	$0.133
Net income per share assuming full dilution (Note 2 (m))	15.64	15.31	14.10	0.133

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2006	2005	2004	2006
Common stock:				
Balance at beginning of year	¥107,292	¥ 86,767	¥ 86,239	$ 913,357
Conversion of convertible bonds	–	4,733	527	–
Issuance of new stock by execution of stock acquisition rights	4,208	15,791	–	35,830
Issuance of new stock by public offering and allocation to third party	48,500	–	–	412,871
Balance at end of year	160,001	107,292	86,767	1,362,058
Capital surplus:				
Balance at beginning of year	73,676	53,114	104,228	627,190
Conversion of convertible bonds	–	4,733	527	–
Issuance of new stock by execution of stock acquisition rights	4,208	15,791	–	35,830
Increase resulting from disposal of treasury stock	–	37	–	–
Decrease resulting from disposal of treasury stock	(410)	–	(1)	(3,490)
Transfer to earned surplus	–	–	(51,640)	–
Issuance of new stock by public offering and allocation to third party	48,130	–	–	409,722
Balance at end of year	125,605	73,676	53,114	1,069,252
Earned surplus:				
Balance at beginning of year	31,225	8,882	(67,388)	265,813
Net income for year	26,722	26,970	24,756	227,479
Transfer from capital surplus	–	–	51,640	–
Changes in scope of consolidation	(240)	(16)	5	(2,043)
Cash dividends paid	(5,010)	(4,611)	–	(42,649)
Change arising from merger of consolidated subsidiaries	–	–	(131)	–
Balance at end of year	52,697	31,225	8,882	448,600
Unrealized holding gain on securities:				
Balance at beginning of year	4,620	4,040	223	39,329
Net change during year	4,790	580	3,817	40,776
Balance at end of year	9,410	4,620	4,040	80,105
Foreign currency translation adjustments:				
Balance at beginning of year	(1,672)	(1,927)	(404)	(14,233)
Net change during year	1,296	255	(1,523)	11,032
Balance at end of year	(376)	(1,672)	(1,927)	(3,201)
Less treasury common stock, at cost	(1,028)	(857)	(790)	(8,751)
Total shareholders' equity	¥346,309	¥214,284	¥150,086	$2,948,063

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2006	2005	2004	2006
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 52,433	¥ 45,679	¥ 35,221	$ 446,352
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	76,201	70,446	64,236	648,685
Impairment loss	20,451	–	–	174,096
Loss on disposal and sale of property and equipment	7,939	20,534	13,545	67,583
Increase (decrease) in allowance for doubtful accounts	(4,403)	4,537	(183)	(37,482)
Increase (decrease) in accrued employees' retirement benefits	(408)	2,228	(1,391)	(3,473)
Interest expenses	20,172	21,117	22,247	171,720
Interest and dividend income	(4,681)	(5,418)	(5,791)	(39,848)
Exchange (gain) loss	(91)	(546)	5,606	(775)
Rebate on purchasing aircraft	–	(15,969)	(23,220)	–
Decrease (increase) in accounts receivable	520	(11,782)	(7,364)	4,427
Decrease (increase) in other current assets	3,007	(468)	(9,701)	25,598
Increase (decrease) in accounts and notes payable—trade	28,417	17,958	(2,989)	241,909
Other, net	(3,673)	3,629	(4,108)	(31,268)
Cash generated from operations	195,884	151,945	86,108	1,667,524
Interest and dividends received	4,726	5,468	5,931	40,232
Interest paid	(20,511)	(21,166)	(22,127)	(174,606)
Income taxes paid	(47,201)	(3,336)	(3,278)	(401,813)
Receipt of rebate on purchasing aircraft	–	15,969	23,220	–
Other, net	(4,373)	190	(61)	(37,228)
Net cash provided by operating activities	128,525	149,070	89,793	1,094,109
Cash flows from investing activities:				
Payment for purchase of property and equipment	(218,278)	(199,650)	(137,229)	(1,858,160)
Proceeds from sale of property and equipment	125,392	39,505	50,567	1,067,438
Payment for purchase of intangible assets	(17,302)	(10,530)	(10,415)	(147,289)
Proceeds from sale of investments in securities	11,282	5,093	5,244	96,042
Payment of advances	(1,528)	(635)	(890)	(13,008)
Proceeds from collection of advances	49,574	2,524	1,524	422,014
Proceeds from sale of subsidiary's stock with changes in scope of consolidation	12,219	–	–	104,018
Other, net	(7,808)	(5,554)	(4,683)	(66,467)
Net cash used in investing activities	(46,449)	(169,247)	(95,882)	(395,412)
Cash flows from financing activities:				
(Decrease) increase in short-term loans, net	(7,355)	(9,038)	3,165	(62,612)
Proceeds from long-term debt	84,278	126,028	83,850	717,443
Repayment of long-term debt	(163,141)	(74,300)	(75,106)	(1,388,789)
Proceeds from issuance of bonds	34,813	19,895	79,790	296,357
Repayment of bonds	(40,000)	(109,975)	(1,234)	(340,512)
Payment for dividends	(5,010)	(4,611)	–	(42,649)
Payment for capital reduction to minority shareholders	–	–	(800)	–
Proceeds from issuance of new stock by public offering and allocation to third party	95,865	–	–	816,081
Other, net	(2,587)	401	(6,798)	(22,024)
Net cash (used in) provided by financing activities	(3,137)	(51,600)	82,867	(26,705)
Effect of exchange rate changes on cash and cash equivalents	517	420	(375)	4,401
Net increase (decrease) in cash and cash equivalents	79,456	(71,357)	76,403	676,393
Cash and cash equivalents at beginning of year	163,155	234,524	158,121	1,388,908
Net increase (decrease) resulting from changes in scope of consolidation	174	(12)	–	1,482
Cash and cash equivalents at end of year (Note 14)	¥ 242,785	¥ 163,155	¥ 234,524	$ 2,066,783

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

All Nippon Airways Co., Ltd. and its consolidated subsidiaries

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of All Nippon Airways Co., Ltd. (the Company) and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the accompanying financial statements, certain reclassifications have been made to the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

2. Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries (98 subsidiaries for 2006, 96 subsidiaries for 2005 and 102 subsidiaries for 2004). All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in certain subsidiaries and significant affiliates (23 companies for 2006, 22 companies for 2005 and 23 companies for 2004) are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting (49 companies for 2006, 54 companies for 2005 and 48 companies for 2004) are stated at cost. The equity in undistributed earnings of these companies was not significant.

During 2006 and 2004, subsidiaries which were not consolidated in prior years were included in consolidation. The effect of changes in the scope of consolidation has been credited or charged to retained earnings (deficit) and the consolidated financial statements for prior years have not been restated.

Certain foreign subsidiaries have fiscal years ending on December 31 and necessary adjustments for significant transactions, if any, are made on consolidation.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating losses and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is charged to operations in the period that includes the enactment date. See Note 8.

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity which are translated at historic exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Resulting translation differences are recorded in minority interests and in foreign currency translation adjustments under the shareholders' equity section of the consolidated balance sheets.

Foreign currency payables and receivables are principally translated at the rate of exchange in effect at the balance sheet date, except payables and receivables hedged by qualified forward exchange contracts.

(d) Marketable securities and investment securities

The accounting standard for financial instruments requires that securities be classified into three categories: trading, held-to-maturity or other securities. Under the standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gains or losses, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method. See Note 4.

(e) Derivatives

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interest rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gains or losses charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates. Interest rate swaps that qualify for hedge accounting are not measured at fair value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

(f) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are also made against specific receivables as and when required.

(g) Inventories

Inventories include aircraft spare parts, supplies and stock in trade of consolidated subsidiaries.

These are stated at cost. Cost is determined by the moving average method for aircraft spare parts and the first-in, first-out method for miscellaneous supplies.

(h) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Boeing 747-400s, Boeing 777s, Boeing 767s, Boeing 737s and Airbus A320s	Straight-line method
Other flight equipment	Declining balance method
Buildings	Straight-line method
Other ground property and equipment	Declining balance method

The Company and certain subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment	20 years
Domestic type equipment	17 years

Major additions and improvements are capitalized at cost. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(i) Intangible assets and amortization

Intangible assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over five years, the estimated useful life of purchased software.

(j) Retirement benefits

The retirement benefit plan of the Company and certain subsidiaries covers substantially all employees other than directors, officers and corporate auditors. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments or annuity payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or annuity payments.

Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

The Company and certain consolidated subsidiaries adopt defined contribution pension plans as well as defined benefit pension plans.

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gains or losses and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 8 years through 18 years) which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods (principally 8 years through 18 years) which are shorter than the average remaining service years of employees. See Note 7.

The assumptions used in accounting for the above plans as of March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Discount rate	2.5%	2.5%	2.5%
Expected return on plan assets	0.85%~5.5%	0.85%~5.5%	0.85%~6.0%

The Defined Benefit Corporate Pension Law, effective April 1, 2002, allows a company to transfer the government sponsored portion of the benefits under the welfare pension fund plans to the government (*daiko-henjo*). In the fiscal year ended March 31, 2004, the Company and a subsidiary applied for an exemption from the payments of the benefits related to future employee services and received approvals from the Minister of Health, Labour and Welfare on August 29, 2003 and March 26, 2004, respectively. In applying the interim measure specified in Section 47-2 of the "Guidelines Concerning Retirement Benefit Accounting (Interim Report)" (Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants) (the "Guidelines"), the Company and the subsidiary recognized the extinguishment of the retirement benefit obligation and related plan assets on the dates of the Minister's authorizations. As a result, the Company and the consolidated subsidiary recognized a gain on exemption from future pension obligation of the governmental program in the amount of ¥6,662 million for the year ended March 31, 2004. The amount of plan assets which would be transferred to the government (minimum reserve for liability) as of March 31, 2004 was ¥49,938 million.

Directors, officers and corporate auditors are not covered by the programs described above. Benefits paid to such persons are charged to operations as paid since amounts vary with circumstances and it is therefore not practicable to compute liability for future payments for the years ended March 31, 2004. The Company's internal regulation for retirement benefits to directors, officers and corporate auditors was abolished following a resolution at the shareholders' meeting held on June 25, 2004.

(k) Revenue recognition

Passenger revenues, cargo and other operating revenues are recorded when services are rendered.

(l) Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation. See Note 16.

(m) Net income per share

The computation of net income per share of common stock is based on the weighted average number of shares outstanding during each year.

(n) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. See Note 9.

(o) New stock issuance costs

New stock issuance costs are principally capitalized and amortized over a period of three years.

(p) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(q) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with a maturity of three months or less are treated as cash equivalents. See Note 14.

(r) Reclassification

Certain reclassifications have been made to the 2005 and 2004 financial information in the accompanying financial statements to conform with the 2006 presentation.

(s) Impairment loss on fixed assets

Effective April 1, 2005, the Company and its domestic subsidiaries and affiliates applied "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council of Japan on August 9, 2002) and the "Implementation Guidelines for Accounting Standards for Impairment of Fixed Assets" (Financial Accounting Standard Implementation Guidelines No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result, impairment loss decreased income before income taxes and minority interests by ¥20,451 million ($174,096 thousand). Accumulated impairment losses are deducted directly from the balances of the related fixed assets in accordance with the revised Regulations Concerning Consolidated Financial Statements. See Note 15.

(t) Additional information

In accordance with Practical Report No. 12 "Practical Treatment Concerning Presentation on Statements of Income for Pro Forma Standard Tax Portions of Corporate Enterprise Taxes" issued by the Accounting Standards Board of Japan on February 13, 2004, for the year ended March 31, 2005, ¥1,671 million for the valued-added and capital portions of corporate enterprise taxes were treated as operating expenses.

3. Financial statements translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥117.47=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2006. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

4. Marketable securities and investments in securities

Market value information at March 31, 2006 and 2005 is summarized as follows:

Held-to-maturity securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Gross unrealized gain:			
Cost	¥38	¥30	$323
Market value	38	30	323
	0	0	0
Gross unrealized loss:			
Cost	–	5	–
Market value	–	5	–
	–	(0)	–
Net unrealized gain	¥ 0	¥ 0	$ 0

Other securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Gross unrealized gain:			
Cost	¥14,369	¥ 8,338	$122,321
Market value	30,898	17,714	263,029
	16,529	9,376	140,708
Gross unrealized loss:			
Cost	446	4,157	3,797
Market value	405	2,998	3,448
	(41)	(1,159)	(349)
Net unrealized gain	¥16,488	¥ 8,217	$140,359

Other securities sold in the years ended March 31, 2006, 2005 and 2004 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2006	2005	2004	2006
Proceeds	¥228	¥1,778	¥5,691	$1,941
Gain on sale	8	878	1,065	68
Loss on sale	–	1,096	0	–

Breakdown of securities not having market value at March 31, 2006 and 2005 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Held-to-maturity bonds	¥15,416	¥13,606	$131,234
Other securities	31,449	25,862	267,719
	¥46,865	¥39,468	$398,953

The redemption schedule of other securities and held-to-maturity debt securities as of March 31, 2006 and 2005 is summarized as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Bonds:			
Within 1 year	¥23,415	¥ 4,000	$199,328
Over 1 year to 5 years	38	13,641	323
Others:			
Within 1 year	1,230	1,730	10,471
Total:			
Within 1 year	¥24,645	¥ 5,730	$209,798
Over 1 year to 5 years	38	13,641	323

5. Investments in and advances to non-consolidated subsidiaries and affiliates

Investments in and advances to non-consolidated subsidiaries and affiliates at March 31, 2006 and 2005 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Investments in capital stock	¥7,293	¥13,753	$62,084
Advances	361	5,709	3,073
	¥7,654	¥19,462	$65,157

6. Short-term loans and long-term debt

Short-term loans at March 31, 2006 and 2005 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Short-term bank loans	¥ 8,690	¥ 16,045	$ 73,976
Current portion of long-term loans	95,748	139,991	815,085
Current portion of bonds and notes	45,000	48,418	383,077
	¥149,438	¥204,454	$1,272,138

The interest rates on the above short-term loans were between 0.08% and 1.63% per annum in 2006 and between 0.08% and 1.75% per annum in 2005.

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Bonds and notes:			
3.075% notes due 2007	¥ 35,000	¥ 35,000	$ 297,948
2.75% notes due 2009	20,000	20,000	170,256
3.2% notes due 2017	20,000	20,000	170,256
2.9% notes due 2008	20,000	20,000	170,256
3% notes due 2007	10,000	10,000	85,128
2.05% notes due 2006	15,000	15,000	127,692
3% notes due 2011	10,000	10,000	85,128
2.08% notes due 2006	–	20,000	–
3% notes due 2010	10,000	10,000	85,128
1.33% notes due 2008	20,000	20,000	170,256
0.95% notes due 2005	–	20,000	–
1.5% notes due 2008	10,000	10,000	85,128
1.27% notes due 2009	10,000	10,000	85,128
1.7% notes due 2011	10,000	10,000	85,128
0.8% notes due 2006	30,000	30,000	255,384
2.27% notes due 2014	10,000	10,000	85,128
1.44% notes due 2011	10,000	10,000	85,128
2.09% notes due 2014	10,000	10,000	85,128
1.97% notes due 2015	15,000	–	127,692
0.86% notes due 2008	20,000	–	170,256
0% yen convertible bond type-bonds with stock acquisition rights due 2013	–	8,418	–
	285,000	298,418	2,426,151
Loans, principally from banks:			
Secured, bearing interest from 0.85% to 6.90% in 2006 and 0.85% to 7.30% in 2005, maturing in installments through 2022	338,078	398,301	2,877,994
Unsecured, bearing interest from 0.64% to 6.10% in 2006 and 0.60% to 7.80% in 2005, maturing in installments through 2021	214,549	229,492	1,826,415
	552,627	627,793	4,704,410
	837,627	926,211	7,130,561
Less current portion	140,748	188,409	1,198,161
	¥696,879	¥737,802	$5,932,400

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligation becomes due, or in the event of default and certain other specified events, to offset cash deposits against such obligations due to the bank.

Certain bonds and notes and foreign currency loans are guaranteed by domestic and foreign banks.

The following assets were pledged as collateral for short-term and long-term debt at March 31, 2006:

	Yen (Millions)	U.S. dollars (Thousands)
Property and equipment, at net book value:		
Flight equipment	¥462,323	$3,935,669
Ground property and equipment	91,705	780,667
	¥554,028	$4,716,336

The aggregate annual maturities of long-term debt after March 31, 2006 are as follows:

Year ending March 31,	Yen (Millions)	U.S. dollars (Thousands)
2007	¥140,748	$1,198,161
2008	169,616	1,443,909
2009	121,943	1,038,078
2010 and thereafter	405,320	3,450,413
	¥837,627	$7,130,561

The amounts in the above table have been calculated on the assumption that all outstanding convertible bonds at March 31, 2006 would not be converted prior to maturity.

7. Retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amount of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

In the fiscal year ended March 31, 2004, the Company and certain consolidated subsidiaries changed parts of their pension programs and adopted defined contribution pension plans. At the same time, the Company reduced the level of retirement benefits paid from trustee employee pension funds and revised the benefits calculation so that lump-sum benefits are based on employees' personal results.

These changes resulted in a reduction of ¥39,509 million in the retirement benefit obligation at April 1, 2003, and resulted in ¥2,822 million in the pension and severance cost in the fiscal year ended March 31, 2004.

The Company applied for an exemption from the payment of the benefits related to past employee services and received approvals from the Minister of Health, Labour and Welfare on October 1, 2004, and a domestic consolidated subsidiary applied for an exemption from the payment of the benefits related to past employee services and received approval from the Minister of Health, Labour and Welfare on May 1, 2005.

The following table sets out the funded and accrued status of the plans and the amounts recognized in the consolidated balance sheets as of March 31, 2006 and 2005 for the Company and consolidated subsidiaries' defined benefit plans:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Retirement benefit obligation	¥(269,868)	¥(262,224)	$(2,297,335)
Plan assets at fair value	110,939	90,327	944,403
Unfunded retirement benefit obligation	(158,929)	(171,897)	(1,352,932)
Unrecognized net transitional retirement benefit obligation	60,430	67,119	514,429
Unrecognized actuarial loss	24,497	33,521	208,538
Unrecognized prior service cost	(32,361)	(35,813)	(275,483)
	¥(106,363)	¥(107,070)	$ (905,448)
Prepaid pension cost	1,014	670	8,632
Accrued employees' retirement benefits	¥(107,377)	¥(107,740)	$ (914,080)

The government sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2006	2005	2004	2006
Service cost	¥12,225	¥11,947	¥14,092	$ 104,069
Interest cost	6,250	6,167	7,163	53,205
Expected return on plan assets	(4,952)	(3,671)	(4,436)	(42,155)
Amortization of net transitional retirement benefit obligation	6,712	6,712	6,943	57,138
Amortization of actuarial loss	4,071	3,213	5,435	34,655
Amortization of prior service cost	(3,715)	(3,090)	(3,077)	(31,625)
Net periodic pension and severance cost	¥20,591	¥21,278	¥26,120	$(175,287)
Gain on return of the substituted portion of the employee pension fund	–	–	(6,662)	–
Net benefit cost	¥20,591	¥21,278	¥19,458	$ 175,287

Besides the above net periodic pension and severance cost, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefit were ¥568 million ($4,835 thousand) and ¥4,373 million ($37,227 thousand), respectively, for the year ended March 31, 2006, and ¥608 million and ¥1,858 million, respectively, for the year ended March 31, 2005, and for supplemental retirement benefit were ¥498 million and ¥1,957 million for the year ended March 31, 2004.

8. Income taxes

The Company is subject to a number of taxes on income (corporation tax, inhabitants taxes and enterprise tax) which in aggregate resulted in a normal statutory tax rate of 40.16% in 2006 and 2005, and 42.05% in 2004.

According to a revised local tax law enacted on March 31, 2003 in Japan, a reduction of the enterprise tax rate has been effective on and after April 1, 2004. As a result, the aggregate statutory income tax rate for domestic companies was changed from 42.05% to 40.16% in 2005.

The Company adopted the consolidated taxation system effective from the year ended March 31, 2003. For consolidated taxation system purposes, the Company has consolidated all qualified, wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 was assessed for adopting the consolidated taxation system. This temporary surtax was abolished and not applicable on and after April 1, 2004.

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at March 31, 2006 and 2005 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Deferred tax assets:			
Accrued employees' retirement benefits	¥ 42,209	¥39,149	$359,317
Unrealized gain on derivative financial instruments	11,780	11,145	100,281
Accrued expenses	5,751	5,336	48,957
Intercompany profits on inventories and property and equipment	5,311	6,419	45,212
Impairment loss	3,908	–	33,268
Allowance for doubtful accounts	–	4,425	–
Valuation loss on other long-term receivables	–	3,068	–
Tax loss carry-forward	2,725	3,045	23,197
Accrued enterprise taxes	1,162	3,054	9,892
Other	11,157	10,260	94,978
Total gross deferred tax assets	84,003	85,901	715,102
Less valuation allowance	(9,024)	(7,790)	(76,820)
Total net deferred tax assets	74,979	78,111	638,282
Deferred tax liabilities:			
Unrealized holding gain on securities	(6,754)	(3,799)	(57,496)
Special depreciation reserve	(984)	(1,148)	(8,377)
Other	(2,716)	(2,571)	(23,121)
Total gross deferred tax liabilities	(10,454)	(7,518)	(88,994)
Net deferred tax assets	¥ 64,525	¥70,593	$549,288

A reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2006 is as follows:

Statutory tax rate	40.16%
Reconciliation:	
Entertainment expenses not qualifying for deduction	1.67
Inhabitants tax per capita levy	0.44
Change in valuation allowance and related adjustments	10.23
Other	(1.22)
Effective income tax rate	51.28%

A reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2005 is not disclosed because it is of no importance.

A reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2004 is as follows:

Statutory tax rate	42.05%
Reconciliation:	
Entertainment expenses not qualifying for deduction	2.50
Change of tax rates	2.27
Inhabitants tax per capita levy	0.64
Change in valuation allowance and related adjustments	(19.28)
Other	1.43
Effective income tax rate	29.61%

9. Leases

(a) Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities in the balance sheets is summarized below.

Estimated acquisition costs, accumulated depreciation, accumulated impairment loss and net book value of leased assets at March 31, 2006 and 2005 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Aircraft:			
Estimated acquisition cost	¥278,217	¥326,539	$2,368,409
Estimated amount of accumulated depreciation	174,610	195,921	1,486,422
Estimated net book value	103,607	130,618	881,987
Others:			
Estimated acquisition cost	11,688	14,818	99,498
Estimated amount of accumulated depreciation	6,449	8,451	54,899
Estimated net book value	5,239	6,367	44,599
Total:			
Estimated acquisition cost	289,905	341,357	2,467,907
Estimated amount of accumulated depreciation	181,059	204,372	1,541,321
Estimated net book value	¥108,846	¥136,985	$ 926,586

Outstanding finance lease obligations at March 31, 2006 and 2005 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Current portion of finance lease obligations	¥ 26,879	¥ 33,066	$ 228,816
Long-term finance lease obligations	87,143	110,470	741,832
	¥114,022	¥143,536	$ 970,648

Estimated amount of depreciation and finance charges for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2006	2005	2004	2006
Estimated amount of depreciation by the straight-line method over the lease period	¥31,476	¥33,616	¥32,335	$267,949
Estimated interest cost	3,216	3,967	4,012	27,377

Annual lease expenses charged to income were ¥36,735 million ($312,718 thousand), ¥39,444 million and ¥37,573 million for the years ended March 31, 2006, 2005 and 2004, respectively.

(b) Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at March 31, 2006 and 2005 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Current portion of operating lease obligations	¥ 31,791	¥28,660	$ 270,631
Long-term operating lease obligations	121,934	46,095	1,038,001
	¥153,725	¥74,755	$1,308,632

Note: No impairment loss was allocated to leased assets.

10. Shareholders' equity

In accordance with the Japanese Commercial Code, shareholders' equity in the balance sheet is classified into common stock, capital surplus, earned surplus and others.

(a) Common stock and capital surplus

Any excess of proceeds over amounts credited to the common stock account is required to be credited to the capital surplus account.

Capital surplus at March 31, 2006 and 2005 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Additional paid-in capital	¥ 95,024	¥42,685	$ 808,922
Other capital surplus	30,581	30,991	260,330
	¥125,605	¥73,676	$1,069,252

(b) Earned surplus

Earned surplus at March 31, 2006 and 2005 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2006	2005	2006
Legal reserve	¥ –	¥ –	$ –
Retained earnings:			
Unappropriated	52,697	31,225	448,600
	¥52,697	¥31,225	$448,600

Under the Japanese Commercial Code, the Company is required to appropriate as a legal reserve an amount equal to at least 10% of appropriations paid by cash until the aggregate amount of additional paid-in capital and legal reserve equals 25% of the stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be capitalized by resolution of the Board of Directors. The aggregate amount of additional paid-in capital and legal reserve in excess of 25% of stated capital may be transferred to other capital surplus by resolution of the annual shareholders' meeting and may be refunded to shareholders by resolution of the annual shareholders' meeting.

The legal reserve in the accompanying consolidated financial statements includes only that of the Company. The Company's equity in the legal reserves of its consolidated subsidiaries is included in consolidated retained earnings.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Japanese Commercial Code.

11. Commitments and contingent liabilities

At March 31, 2006, commitments outstanding for the acquisition or construction of property and equipment amounted to approximately ¥1,158,221 million ($9,859,717 thousand).

The Company and consolidated subsidiaries were contingently liable as guarantor of loans, principally to affiliates, amounting to ¥164 million ($1,396 thousand) at March 31, 2006.

12. Derivatives and hedging activities

The Company and certain of its subsidiaries operate internationally and are exposed to the risk of changes in foreign exchange rates, interest rates and commodity prices of fuel. In order to manage these risks, the Company and its subsidiaries utilize forward exchange contracts to hedge certain foreign currency transactions related to purchase commitments, principally of flight equipment, and foreign currency receivables and payables. Also, the Company and its subsidiaries utilize interest rate swaps to minimize the impact of interest rate fluctuations related to their outstanding debt. In addition, the Company also enters into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel. The Company and its subsidiaries do not use derivatives for trading purposes.

The Company has developed internal hedging guidelines to control various aspects of derivative transactions, including authorization levels and transaction volumes. The Company enters into derivative transactions in accordance with these internal guidelines. Derivative and hedging transactions initiated by respective operational departments have been examined by the accounting department and these transactions, including their measures and ratios, have been monitored by management generally on a monthly basis. Assessment of hedge effectiveness is examined at inception and, on an ongoing basis, periodically. The consolidated subsidiaries have adopted the same procedures for hedging activities as the Company.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions.

13. Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Other segment information of the Company and its subsidiaries, such as geographical breakdown of sales and assets, is not disclosed because of its insignificance.

Segment information for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Yen (Millions)						
As of and for the year ended March 31, 2006	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥ 1,022,090	¥180,189	¥57,695	¥108,818	¥1,368,792	¥ –	¥1,368,792
Intra-group sales and transfers	110,574	19,303	8,681	82,095	220,653	(220,653)	–
Total	1,132,664	199,492	66,376	190,913	1,589,445	(220,653)	1,368,792
Operating expenses	1,058,551	196,274	61,741	184,123	1,500,689	(220,699)	1,279,990
Operating income	¥ 74,113	¥ 3,218	¥ 4,635	¥ 6,790	¥ 88,756	¥ 46	¥ 88,802

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,476,599	¥ 50,120	¥ 150,367	¥ 131,675	¥ 1,808,761	¥(141,918)	¥1,666,843
Depreciation and amortization	67,984	1,046	3,822	3,349	76,201	–	76,201
Impairment loss	1,663	–	9,083	9,705	20,451	–	20,451
Capital expenditure	189,501	1,176	42,881	2,224	235,782	(202)	235,580

	U.S. dollars (Thousands)						
As of and for the year ended March 31, 2006	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	$8,700,860	$1,533,915	$ 491,147	$ 926,347	$11,652,269	$ –	$11,652,269
Intra-group sales and transfers	941,295	164,323	73,900	698,859	1,878,377	(1,878,377)	–
Total	9,642,155	1,698,238	565,047	1,625,206	13,530,646	(1,878,377)	11,652,269
Operating expenses	9,011,245	1,670,844	525,590	1,567,404	12,775 083	(1,878,769)	10,896,314
Operating income	$ 630,910	$ 27,394	$ 39,457	$ 57,802	$ 755,563	$ 392	$ 755,955

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	$12,570,009	$426,662	$1,280,046	$1,120,925	$15,397,642	$(1,208,121)	$14,189,521
Depreciation and amortization	578,735	8,904	32,536	28,510	648,685	–	648,685
Impairment loss	14,157	–	77,322	82,617	174,096	–	174,096
Capital expenditure	1,613,186	10,011	365,038	18,933	2,007,168	(1,720)	2,005,448

	Yen (Millions)						
As of and for the year ended March 31, 2005	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥ 961,969	¥170,937	¥55,454	¥104,453	¥1,292,813	¥ –	¥1,292,813
Intra-group sales and transfers	104,972	19,357	14,044	78,904	217,277	(217,277)	–
Total	1,066,941	190,294	69,498	183,357	1,510,090	(217,277)	1,292,813
Operating expenses	998,900	187,170	69,965	176,375	1,432,410	(217,371)	1,215,039
Operating income (loss)	¥ 68,041	¥ 3,124	¥ (467)	¥ 6,982	¥ 77,680	¥ 94	¥ 77,774

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,326,276	¥45,732	¥117,122	¥180,856	¥1,669,986	¥(63,373)	¥1,606,613
Depreciation and amortization	61,703	1,134	4,004	3,605	70,446	–	70,446
Capital expenditure	195,963	1,216	10,164	3,152	210,495	(315)	210,180

	Yen (Millions)						
As of and for the year ended March 31, 2004	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥908,273	¥150,728	¥55,391	¥103,204	¥1,217,596	¥ –	¥1,217,596
Intra-group sales and transfers	89,704	17,882	13,450	73,826	194,862	(194,862)	–
Total	997,977	168,610	68,841	177,030	1,412,458	(194,862)	1,217,596
Operating expenses	970,703	166,543	69,483	172,339	1,379,068	(195,826)	1,183,242
Operating income (loss)	¥ 27,274	¥ 2,067	¥ (642)	¥ 4,691	¥ 33,390	¥ 964	¥ 34,354

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,286,829	¥39,769	¥113,238	¥175,762	¥1,615,598	¥(50,492)	¥1,565,106
Depreciation and amortization	56,077	1,016	3,476	3,667	64,236	–	64,236
Capital expenditure	135,190	859	9,805	2,191	148,045	(401)	147,644

14. Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets as of March 31, 2006, 2005 and 2004 and cash and cash equivalents for the purpose of the statements of cash flows is as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2006	2005	2004	2006
Cash	¥234,461	¥158,204	¥216,284	$1,995,922
Time deposits with maturities of more than three months	(903)	(777)	(787)	(7,687)
Marketable securities	24,645	5,730	19,029	209,798
Marketable securities with maturities of more than three months	(15,418)	(2)	(2)	(131,250)
Cash and cash equivalents	¥242,785	¥163,155	¥234,524	$2,066,783

Significant non-cash transactions for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2006	2005	2004	2006
Conversion of convertible bonds:				
Credited to common stock	–	¥ 4,733	¥ 527	–
Credited to capital surplus	–	4,733	527	–
	–	¥ 9,466	¥1,055	–
Issuance of new stock by execution of stock acquisition rights:				
Credited to common stock	¥4,208	¥15,791	–	$35,830
Credited to capital surplus	4,208	15,791	–	35,830
	¥8,418	¥31,582	–	$71,660

The following are major components of assets and liabilities of ANA Real Estate Co., Ltd., which has been excluded from consolidation due to sale of all of interests by the Company, as well as a reconciliation of the difference between the sales price of this subsidiary's stock and the proceeds from the sale of subsidiary's stock with changes in scope of consolidation.

	Yen (Millions)	U.S. dollars (Thousands)
Current assets	¥ 4,872	$ 41,474
Fixed assets	37,948	323,044
Goodwill	275	2,341
Current liabilities	(26,496)	(225,555)
Fixed liabilities	(11,014)	(93,760)
Gain on sale of subsidiary's stock	11,372	96,807
Sales price of subsidiary's stock	16,957	144,351
Cash and cash equivalents of subsidiary	(4,738)	(40,333)
Proceeds from sale of subsidiary's stock with changes in scope of consolidation	¥ 12,219	$104,018

15. Impairment loss

The assets of the Company and its domestic consolidated subsidiaries are grouped by individual property in the case of hotel business assets, rental real estate, and idle assets and by management accounting categories in the case of business assets. Due to slumping performance in hotel business assets, and falling rental levels and land prices for rental real estate and idle assets, the book value of assets whose profitability dropped notably in the year ended March 31, 2006 and fell to the recoverable value, is accounted for as impairment loss of ¥20,451 million ($174,096 thousands) under extraordinary losses.

As of and for the year ended March 31, 2006			Yen (Millions)	U.S. dollars (Thousands)
Application	Location	Category	Impairment loss	
Hotel business assets	1 in Kanto / 2 others	Buildings and others	¥8,232	$70,078
		Others	806	6,861
		Total	¥9,038	$76,939
Rental real estate assets	1 in Kanto / 5 others	Land, Buildings, and others	¥7,462	$63,523
		Buildings and others	3,154	26,849
		Total	¥10,616	$90,372
Idle assets	2 in Kanto / 5 others	Land and others	¥778	$6,623
		Intangible fixed assets and others	19	162
		Total	¥797	$6,785

Note: The recoverable value of the assets is calculated by the value of use, real estate appraisal, or fair value less costs to sell, minus future cash flow of 3.5 -10.0%.

16. Subsequent event

At the shareholders' meeting held on June 28, 2006, the following appropriation of unappropriated retained earnings of the Company was approved by the shareholders:

	Yen (Millions)	U.S. dollars (Thousands)
Transfer from special depreciation reserve, net of deferred taxes	¥ 244	$ 2,077
Cash dividends, ¥3.00 ($0.026) per share	5,846	49,766
Transfer to reserve for reduction in fixed assets, net of deferred taxes	319	2,716

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
All Nippon Airways Co., Ltd.

We have audited the accompanying consolidated balance sheets of All Nippon Airways Co., Ltd. and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of All Nippon Airways Co., Ltd. and consolidated subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

(Supplemental Information)
As described in Note 2 (s), effective April 1, 2005, the Company and its domestic subsidiaries and affiliates applied "Accounting Standards for Impairment of Fixed Assets" and the "Implementation Guidelines for Accounting Standards for Impairment of Fixed Assets."

Ernst & Young ShinNihon

Ernst & Young ShinNihon

June 28, 2006

A MEMBER OF ERNST & YOUNG GLOBAL

The ANA Group

(As of March 31, 2006)

Operating segment	Number of subsidiaries: Total	of which, consolidated	of which, equity method	Number of affiliates: Total	of which, equity method
Air Transportation	36	34		5	4
Travel Services	9	9		1	1
Hotel Operations	21	20		1	1
Other Businesses	63	35	5	34	12
Total	129	98	5	41	18

ANA and Principal Subsidiaries and Affiliates	Principal Businesses	Revenues* (Millions)	Paid-in Capital* (Millions)	Percentage Owned by the Parent
Air Transportation: Transportation Related				
All Nippon Airways Co., Ltd. (ANA)	Air transportation, other aircraft operations, incidental operations	¥1,171,088	¥160,001	Parent
Air Nippon Co., Ltd. (ANK)	Air transportation	83,221	5,400	100.0
Air Japan Co., Ltd. (AJX)	Air transportation (Asia, Pacific-Rim tourist resort routes)	13,042	50	100.0
Air Central Co., Ltd. (CRF)	Domestic air transportation, other aircraft operations	6,210	300	86.7
Air Next Co., Ltd. (NXA)	Domestic air transportation, other aircraft operations	2,377	50	100.0
Air Hokkaido Co., Ltd. (ADK)	Domestic air transportation, other aircraft operations	135	300	100.0
Air Nippon Network Co., Ltd. (AKX)	Domestic air transportation, other aircraft operations	12,138	50	100.0
Air Transportation: Transportation Support Related				
ANA Catering Service Co., Ltd.	Preparation of in-flight meals, loading and removal of catering equipment from aircraft, operation of staff canteens	10,989	352	100.0
ANA Airport Service Co., Ltd.	Aircraft ground support operations (Osaka International Airport, Fukuoka Airport)	6,223	150	49.3
International Airport Utility Co., Ltd.	Aircraft ground support operations (Tokyo (Haneda) International Airport, New Chitose Airport)	14,939	100	50.0
New Tokyo Airport Service Co., Ltd.	Aircraft ground support operations (Narita International Airport)	9,219	60	50.0
ANA Aircraft Maintenance Co., Ltd.	Maintenance, repair, and improvement of aircraft and equipment / Maintenance and development of training equipment for cabin crews	8,465	2,433	99.4
Travel Services				
ANA Sales Co., Ltd.	Wholesaler of travel packages integrated with ANA's network of domestic and international routes / Development and sales of ANA Sky Holiday domestic package tours / Development, support, and sales of ANA Hallo Tour international package tours	179,442	1,000	97.5
Hotel Operations				
ANA Property Management Co., Ltd.	Management and leasing of real estate	4,783	6,450	100.0
ANA Hotels & Resorts Co., Ltd.	Operation, management, and development of accommodation facilities / Operation and management of restaurants, wedding reception facilities, etc.	3,573	30	100.0
ANA Hotel Management Co., Ltd.	Management and operation of hotels	377	30	100.0
ANA Hotel Tokyo Co., Ltd.	Management of hotel	16,192	40	100.0
Okinawa ANA Resort Co., Ltd.	Management of hotel	6,167	2,600	100.0
Other Businesses				
All Nippon Airways Trading Co., Ltd.	General trading company	124,322	360	50.0
ANA Information Systems Planning Co., Ltd.	Planning, development, operation, and maintenance of information systems / Systems consultation services	18,801	52	100.0
Infini Travel Information, Inc.	Provision of information on computer reservation systems	4,641	4,000	60.0
ANA Logistic Service Co., Ltd.	Warehouse management, customs clearance, and distribution services for air cargo imports	9,081	465	57.0
Jamco Corporation	Maintenance, repair, and improvement of on-board aircraft interior	28,801	5,360	20.0

* Figures for revenues and paid-in capital of each company are stated before intercompany eliminations.

Consolidated Eleven-Year Summary

All Nippon Airways Co., Ltd. and its consolidated subsidiaries

Years ended March 31 (¥ millions, except per share data, operating statistics, number of employees, and financial ratios)

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
For the Year											
Operating revenues:											
Air transportation[1]	1,132,664	1,066,941	997,977	992,487	978,411	1,038,284	980,503	965,982	–	–	–
Travel services[1]	199,492	190,294	168,610	162,870	158,533	152,857	135,877	71,654	–	–	–
Hotel operations[1]	66,376	69,498	68,841	72,713	75,671	83,699	77,373	68,510	–	–	–
Other businesses[1]	190,913	183,357	177,030	173,189	188,169	191,115	176,221	44,640	–	–	–
Intercompany eliminations	(220,653)	(217,277)	(194,862)	(185,350)	(196,270)	(186,320)	(160,327)	(80,013)	–	–	–
Total	1,368,792	1,292,813	1,217,596	1,215,909	1,204,514	1,279,635	1,209,647	1,070,773	1,080,506	1,021,742	967,302
Passenger revenues:											
Domestic	685,074	658,762	644,861	646,854	662,772	672,504	653,737	654,106	–	–	–
International	229,232	210,735	176,956	185,481	169,660	207,449	180,776	174,565	–	–	–
Cargo revenues:											
Domestic	29,659	29,515	26,670	24,330	24,746	28,283	27,718	27,853	–	–	–
International	55,380	50,089	43,205	40,393	32,937	40,403	40,081	35,755	–	–	–
Operating expenses:											
Air transportation[1]	1,058,551	998,900	970,703	999,400	959,662	965,948	954,811	976,799	–	–	–
Travel services[1]	196,274	187,170	166,543	162,286	158,615	151,379	132,551	71,883	–	–	–
Hotel operations[1]	61,741	69,965	69,483	73,987	76,335	79,868	73,535	65,535	–	–	–
Other businesses[1]	184,123	176,375	172,339	167,865	183,181	184,717	176,439	41,503	–	–	–
Intercompany eliminations	(220,699)	(217,371)	(195,826)	(185,032)	(196,247)	(184,520)	(159,248)	(79,786)	–	–	–
Total	1,279,990	1,215,039	1,183,242	1,218,506	1,181,546	1,197,392	1,178,088	1,075,934	1,074,357	1,001,149	939,547
Operating income (loss):											
Air transportation[1]	74,113	68,041	27,274	(6,913)	18,749	72,336	25,692	(10,817)	–	–	–
Travel services[1]	3,218	3,124	2,067	584	(82)	1,478	3,326	(229)	–	–	–
Hotel operations[1]	4,635	(467)	(642)	(1,274)	(664)	3,831	3,838	2,975	–	–	–
Other businesses[1]	6,790	6,982	4,691	5,324	4,988	6,398	(218)	3,137	–		
Intercompany eliminations	46	94	964	(318)	(23)	(1,800)	(1,079)	(227)	–	–	–
Total	88,802	77,774	34,354	(2,597)	22,968	82,243	31,559	(5,161)	6,149	20,593	27,755
Income (loss) before income taxes and minority interests	52,433	45,679	35,221	(54,821)	(7,178)	63,289	(22,689)	(2,430)	(4,391)	12,694	1,491
Net income (loss)	26,722	26,970	24,756	(28,256)	(9,456)	40,286	(15,201)	(4,732)	(5,398)	4,298	(8,572)
Interest and dividend income	4,681	5,418	5,791	6,843	7,143	9,537	8,466	8,625	8,701	9,398	8,489
Interest expenses	20,172	21,117	22,247	25,283	28,758	35,079	38,950	40,305	43,838	46,237	51,257
At Year-End											
Current assets	530,374	421,170	463,392	355,996	407,833	419,296	443,052	396,660	343,819	281,802	320,320
Fixed assets:											
Aircraft	492,358	497,656	461,870	437,231	445,371	441,796	389,955	349,317	343,554	327,390	333,438
Others	643,105	687,182	638,978	648,674	656,252	588,249	683,713	629,432	681,052	642,743	662,730
Total	1,135,463	1,184,838	1,100,848	1,085,905	1,101,623	1,030,045	1,073,668	978,749	1,024,606	970,133	996,168
Total assets	1,666,843	1,606,613	1,565,106	1,442,573	1,510,982	1,451,420	1,534,617	1,395,189	1,382,401	1,267,716	1,335,477
Current liabilities	480,848	506,474	441,657	317,938	444,863	425,786	498,502	384,874	358,753	321,257	358,032
Long-term liabilities	832,554	875,638	964,453	992,375	915,189	868,784	935,726	895,533	902,550	802,197	834,154
Total shareholders' equity	346,309	214,284	150,086	121,954	138,641	150,500	97,456	112,315	118,031	137,759	136,710
Interest-bearing debt:											
Short-term debt	149,438	204,454	206,557	83,916	221,481	175,519	268,618	197,105	169,514	146,260	180,197
Long-term debt	696,879	737,802	825,156	861,479	796,342	760,211	843,722	807,021	818,704	717,579	739,096
Total	846,317	942,256	1,031,713	945,395	1,017,823	935,730	1,112,340	1,004,126	988,218	863,839	919,293
Segment assets:											
Air transportation[1]	1,476,599	1,326,276	1,286,829	1,179,728	1,195,497	1,112,105	1,141,468	1,045,268	–	–	–
Travel services[1]	50,120	45,732	39,769	37,153	37,437	38,808	21,729	17,735	–	–	–
Hotel operations[1]	150,367	117,122	113,238	111,191	146,311	140,129	214,557	196,859	–	–	–
Other businesses[1]	131,675	180,850	175,762	180,789	215,917	216,431	210,685	103,006	–	–	–
Per Share Data (¥)											
Net income (loss)	15.64	17.26	16.14	(18.42)	(6.17)	27.75	(10.54)	(3.28)	(3.74)	2.98	(5.94)

Note: 1. Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999.

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Cash Flows											
from operating activities	**128,525**	149,070	89,793	85,952	33,993	148,796	77,249	61,285	64,772	82,045	94,383
from investing activities	**(46,449)**	(169,247)	(95,882)	(52,478)	(123,927)	(17,964)	(85,207)	(19,626)	(157,473)	(26,910)	(96,771)
from financing activities	**(3,137)**	(51,600)	82,867	(63,364)	69,104	(158,359)	45,640	17,227	120,052	(59,776)	(61,223)
Capital expenditure	**235,580**	210,180	147,644	129,863	132,408	94,391	111,269	72,928	95,617	193,035	62,720
Depreciation and amortization	**76,201**	70,446	64,236	61,852	61,337	59,333	58,441	73,420	74,474	68,265	73,548
Air Transportation Operating Expenses Composition[1]											
Fuel and fuel tax	**179,827**	148,584	143,620	147,399	–	–	–	–	–	–	–
Landing and navigation fees	**100,488**	97,720	100,692	100,075	–	–	–	–	–	–	–
Aircraft leasing	**86,706**	94,294	94,675	82,993	–	–	–	–	–	–	–
Depreciation and amortization	**67,984**	61,703	56,077	53,602	–	–	–	–	–	–	–
Aircraft maintenance – parts and contracts	**61,410**	53,080	51,639	56,882	–	–	–	–	–	–	–
Personnel	**230,151**	220,387	220,029	234,748	–	–	–	–	–	–	–
Other	**331,985**	323,132	303,971	323,701	–	–	–	–	–	–	–
Total	**1,058,551**	998,900	970,703	999,400	959,662	965,948	954,811	976,799	–	–	–
Operating Statistics											
Available seat-km (millions):											
Domestic	**60,973**	60,648	63,148	62,565	60,980	61,074	60,093	59,875	56,787	54,167	52,630
International	**25,338**	25,190	24,626	25,974	26,928	32,446	33,772	31,138	28,359	23,532	19,646
Revenue passenger-km (millions):											
Domestic	**39,712**	38,454	38,857	40,388	38,780	38,469	38,411	37,009	36,009	34,439	32,449
International	**18,769**	19,191	16,950	18,719	17,799	24,124	22,510	20,562	18,835	15,932	13,572
Load factor (%):											
Domestic	**65.1**	63.4	61.5	64.6	63.6	63.0	63.9	61.8	63.4	63.6	61.7
International	**74.1**	76.2	68.8	72.1	66.1	74.4	66.7	66.0	66.4	67.7	69.1
Unit revenues[2] (¥/ASK):											
Domestic	**11.2**	10.9	10.2	10.3	10.8	11.0	10.9	10.9	–	–	–
International	**9.0**	8.4	7.2	7.1	6.3	6.4	5.4	5.6	–	–	–
Passenger yield[3] (¥/RPK):											
Domestic	**17.3**	17.1	16.6	16.0	17.1	17.5	17.0	17.7	–	–	–
International	**12.2**	11.0	10.4	9.9	9.5	8.6	8.0	8.5	–	–	–
Passengers (thousands):											
Domestic	**45,474**	44,486	44,784	47,133	45,796	45,509	45,431	43,893	–	–	–
International	**4,135**	4,116	3,301	3,784	3,438	4,378	3,999	3,572	–	–	–
Cargo tons (tons):											
Domestic	**440,750**	422,397	414,406	383,583	386,727	434,333	420,846	410,820	–	–	–
International	**248,735**	234,417	220,476	195,669	152,942	192,997	195,384	161,537	–	–	–
Mail tons (tons):											
Domestic	**87,513**	87,272	72,700	78,354	85,382	78,166	74,754	69,444	–	–	–
International	**14,252**	13,764	13,590	11,237	7,264	7,881	7,499	6,453	–	–	–
Number of Employees[1]											
Air transportation	**22,170**	20,797	20,530	20,882	20,489	20,608	21,165	18,894	–	–	–
Travel services	**1,679**	1,645	1,752	1,728	1,638	1,683	1,567	803	–	–	–
Hotel operations	**2,637**	2,887	2,990	2,961	3,604	3,772	4,082	4,081	–	–	–
Other businesses	**3,836**	3,769	3,598	3,336	3,364	3,295	3,489	2,046	–	–	–
Total	**30,322**	29,098	28,870	28,907	29,095	29,358	30,303	25,824	–	–	–
Financial Ratios											
Profitability (%)											
Operating income margin	**6.5**	6.0	2.8	–	1.9	6.4	2.6	–	0.6	2.0	2.9
Net income margin	**2.0**	2.1	2.0	–	–	3.1	–	–	–	0.4	–
ROA (Operating return on assets)[4]	**5.7**	5.2	2.7	0.3	2.0	6.1	2.7	0.9	1.0	2.2	2.6
ROE (Return on equity)[5]	**9.5**	14.8	18.2	–	–	32.5	–	–	–	3.1	–
Efficiency (times)											
Asset turnover	**0.8**	0.8	0.8	0.8	0.8	0.9	0.8	0.8	0.8	0.8	0.7
Safety / Stability (times)											
Current ratio	**1.1**	0.8	1.0	1.1	0.9	1.0	0.9	1.0	1.0	0.9	0.9
Equity ratio (%)	**20.8**	13.3	9.6	8.5	9.2	10.4	6.4	8.1	8.5	10.9	10.2
Debt/equity ratio	**2.4**	4.4	6.9	7.8	7.3	6.2	11.4	8.9	8.4	6.3	6.7

Notes: 1. Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999.
2. *Unit revenues = passenger operating revenues (before eliminations) / available seat-km*
3. Passenger yield = passenger operating revenues (before eliminations) / revenue passenger-km
4. ROA (Operating return on assets) = (operating income + interest and dividend income) / simple average of total assets
5. ROE (Return on equity) = net income / simple average of total shareholders' equity
6. The system used to collect data for cargo and passenger operations was changed in the fiscal year ended March 2005, and the data for the fiscal year ended March 2004 has also been aggregated under the new system.

ANA Route System

(As of June 10, 2006)

Domestic Network

<Passengers>
Number of routes: 138
Number of flights: 913 per day

<Cargo>
Number of routes: 4
Number of flights: 4 per day



Wakkanai
Rishiri
Okhotskmonbetsu
Asahikawa
Memanbetsu
Nemuro-Nakashibetsu
Sapporo (Okadama)
Kushiro
Sapporo-(Chitose)
Hakodate
Odate-Noshiro
Akita
Shonai
Sendai
Niigata
Noto
Fukushima
Toyama
Kanazawa (Komatsu)
Tottori
Yonago
Tokyo (Haneda)
Narita
Osaka (Itami)
Nagoya (Centrair)
Hagi Iwami
Okayama
Tsushima
Hiroshima
Kobe
Osaka (Kansai)
Oshima
Yamaguchi-Ube
Takamatsu
Fukuoka
Tokushima
Saga
Matsuyama
Kochi
Gotofukue
Oita
Hachijojima
Nagasaki
Kumamoto
Miyazaki
Kagoshima
Okinawa (Naha)
Miyako
Ishigaki

Cities served by ANA, including code-sharing with IBX Airlines and Hokkaido International Airlines (Air Do).

International Network

<Passengers>
Number of routes: 35
Number of flights: 494 per week
(ANA Group total, excluding code-share flights)

<Cargo>
Number of routes: 17
Number of flights: 52 per week



Toronto
Columbus
Richmond
Cincinnati
Minneapolis
Ottawa
Pittsburgh
Montréal
Cleveland
Buffalo
Baltimore
Philadelphia
Boston
New York
(J.F. Kennedy, Newark)
Washington, D.C.
(Dulles)
Vancouver
Chicago
Seattle
St. Louis
Portland
Denver
Nashville
Charlotte
Salt Lake City
Orlando
Las Vegas
Miami
San Francisco
Phoenix
Houston
Tampa
Los Angeles
San Diego
Santa Ana
Mexico City
Aberdeen
Hamburg
Warsaw
Edinburgh
Leeds
Berlin
Glasgow
London
Dusseldorf
Linz
Vienna
Salzburg
Manchester
Frankfurt
Graz
Belfast
Munich
Innsbruck
Dublin
Zurich
Paris
Geneva
Milan
Honolulu
Shenyang
Sendai
Beijing
Dalian
Seoul
Hiroshima
Centrair
Narita
Tianjin
Qingdao
Kansai
Xian
Shanghai
Fukuoka
Chengdu
Hangzhou
Chongquing
Xiamen
Taipei
Shenzhen
Guangzhou
Guam
Hong Kong
Chiang Rai
Hanoi
Chiang Mai
Bangkok
Ho Chi Minh City
Phuket
Hat Yai
Doha
Kuala Lumpur
Singapore
Albany
Burlington
Portland
Providence
Syracuse
New York (Newark;
J.F. Kennedy, La Guardia)
Rochester
Philadelphia
Detroit
Washington, D.C.
Richmond
Greensboro
Cleveland
Raleigh-Durham
Harrisburg
Columbia
Pittsburgh
Charleston
Greensville
Jacksonville
Roanoke

○ Cities served by ANA, AJX, and ANK
● Cities served by code-sharing

ANA Directory

(As of June 30, 2006)

HEAD OFFICE

Shiodome City Center,
1-5-2 Higashi-Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
TEL: 81-3-6735-1000
FAX: 81-3-6735-1005

OVERSEAS SALES OFFICES

United States

Los Angeles
2050 W. 190th Street, Suite 100,
Torrance, CA 90504, U.S.A.
TEL: 1-310-782-3000
FAX: 1-310-782-3120

New York
1251 Avenue of the Americas,
Suite 820,
New York, NY 10020, U.S.A.
TEL: 1-212-840-3700
FAX: 1-212-840-3704

Washington, D.C.
1101, 16th Street, N.W.,
Washington, DC 20036, U.S.A.
TEL: 1-202-857-5240
FAX: 1-202-857-5250

Chicago

Opening shortly

San Francisco
1350 Old Bayshore Highway,
Suite 650,
Burlingame, CA 94010, U.S.A.
TEL: 1-650-762-3300
FAX: 1-650-762-3310

Honolulu
300 Rodgers Boulevard, #47,
Honolulu International Airport,
Honolulu, HI 96819, U.S.A.
TEL: 1-808-838-0190
FAX: 1-808-838-0191

Guam
Suite B226,
Guam International Air Terminal
355 Chalan Pasajeru
Tamuning, Guam 96913, U.S.A.
TEL: 1-671-642-5588
FAX: 1-671-646-9070

Europe

London
Hythe House,
200 Shepherd s Bush Road,
London, W6 7NY, U.K.
TEL: 44-20-8762-8800
FAX: 44-20-8762-8830

Paris
29-31 Rue St. Augustin,
75002 Paris, France
TEL: 33-1-53-83-52-20
FAX: 33-1-53-75-12-11

Frankfurt
Rossmarkt 21, 60311,
Frankfurt am Main, Germany
TEL: 49-69-299760
FAX: 49-69-285045

Dusseldorf
Berliner Allee 26,
40212, Dusseldorf, Germany
TEL: 49-211-865950
FAX: 49-211-131138

Geneva
World Trade Center II 2F,
29 Route de Pre-Bois 29,
1215 Geneva 15, Switzerland
TEL: 41-22-909-1050
FAX: 41-22-909-1055

Brussels
Avenue Louise 287 Boite 21,
1050 Brussels, Belgium
TEL: 32-2-639-0380
FAX: 32-2-647-5149

Moscow
Sredny Tishinsky Pereulok,
28/1, Business Center, Room 320,
Chaika Plaza-2, Moscow, Russia
TEL: 7-095-777-0351
FAX: 7-095-777-0353

Rome
Room 447, Office Tower,
Fiumicino Airport 00050,
Rome, Italy
TEL: 39-06-6501-1600
FAX: 39-06-6501-2002

Madrid
APTO 1007. Calle Princesa 3
Duplicado, 28008, Madrid, Spain
TEL: 34-902-111-029
FAX: 34-91-548-4039

Hamburg
c/o Lufthansa AG Dammtorstr. 14,
20354, Hamburg, Germany
TEL: 49-40-35724330
FAX: 49-40-35719853

Zurich
Gutenbergstr. 10,
8027, Zurich, Switzerland
TEL: 41-44-202-7770
FAX: 41-44-202-7771

Asia

Beijing
Room N200,
Beijing Fortune Building,
5 Dong San Huan Bei Lu,
Chaoyang District,
Beijing 100004, P.R. of China
TEL: 86-10-6590-9174
FAX: 86-10-6590-9175

Tianjin
1st Floor, Hyatt Tianjin,
219 Jie Fang North Road,
Tianjin 300042, P.R. of China
TEL: 86-22-2330-4289
FAX: 86-22-2330-4260

Shenyang
Room No. 2-116, Tower 1,
City Plaza Shenyang No. 206,
Nanjing North Street,
Heping District, Shenyang 110001,
P.R. of China
TEL: 86-24-2334-1611
FAX: 86-24-2334-1100

Dalian
1st Floor, Senmao Building,
147 Zhongshan Road,
Xigang District, Dalian 116011,
P.R. of China
TEL: 86-411-8360-6611
FAX: 86-411-8360-6622

Qingdao
6th Floor, Crowne Plaza Qingdao,
76 Xiang Gang Zhong Lu,
Qingdao 266071, P.R. of China
TEL: 86-532-8578-5503
FAX: 86-532-8578-5504

Shanghai
Room 4102,
Raffles City (Office Tower),
268 Xi Zang Zhong Road,
Shanghai 200001, P.R. of China
TEL: 86-21-6340-3535
FAX: 86-21-6340-3702

Xiamen
Room 205,
Holiday Inn Harbourview Xiamen,
12-8 Zhen Hai Road,
Xiamen 361001, P.R. of China
TEL: 86-592-205-2206
FAX: 86-592-211-0537

Hangzhou
2nd Floor, Hangzhou Holiday Inn,
289 Jianguo North Road,
Hangzhou, Zhejiang 310003,
P.R. of China
TEL: 86-571-8527-1180
FAX: 86-571-8527-1181

Guangzhou
Room 3501, CITIC Plaza,
233 Tianhe Bei Lu,
Tianhe Ward, Guangzhou 510063,
P.R. of China
TEL: 86-20-3877-2381
FAX: 86-20-3877-2382

Hong Kong
Suite 501,
One International Finance Centre,
No. 1 Harbour View Street,
Central, Hong Kong,
P.R. of China
TEL: 852-2848-4111
FAX: 852-2523-8534

Seoul
Room 1501, Center Building,
91-1 Sogong-Dong, Jung-Gu,
Seoul, 100-070, Korea
TEL: 82-2-752-1190
FAX: 82-2-753-3941

Bangkok
2nd & 4th Floors,
C.P. Tower Building,
313, Silom Road,
Bangkok 10500, Thailand
TEL: 66-2238-5132 ext. 4
FAX: 66-2238-5134

Ho Chi Minh City
16th Floor, Sun Wah Tower,
115 Nguyen Hue Building, Dist. 1,
Ho Chi Minh City, Vietnam
TEL: 84-8-821-9617
FAX: 84-8-821-9619

Yangon
#0201, Sakura Tower,
339 Bogyoke Aung San Road,
Kyauktada Township,
Yangon, The Union of Myanmar
TEL: 95-1-255415
FAX: 95-1-255417

Kuala Lumpur
Suite 11.01, 11th Floor,
Wisma Goldhill No. 67,
Jalan Raja Chulan 50200,
Kuala Lumpur, Malaysia
TEL: 60-3-2032-5393
FAX: 60-3-2032-5400

Singapore
80 Robinson Road, #18-01,
Singapore 068898
TEL: 65-6228-3288
FAX: 65-6224-6627

DOMESTIC SALES OFFICES

Sapporo
Tokyo
Nagoya
Osaka
Fukuoka
Okinawa and 39 other cities

Investor Information

(As of March 31, 2006)

Date of Foundation
December 27, 1952

Head Office
Shiodome City Center,
1-5-2 Higashi-Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
TEL: 81-3-6735-1000
FAX: 81-3-6735-1005
URL: http://www.ana.co.jp/

Investor Relations
TEL: 81-3-6735-1030
FAX: 81-3-6735-1125

Number of Employees
30,322 (Consolidated)

Paid-in Capital
¥160,001 million

Number of Shares of Common Stock
Authorized: 3,400,000,000 shares
Issued: 1,949,959,257 shares*

* Increased to 3,900,000,000 shares at the general meeting of shareholders held in June.

Number of Shareholders
285,989

Stock Listings
Tokyo, Osaka, and London

Major Shareholders

	Number of shares held (Thousands)	Percentage of total shares in issue
Nagoya Railroad Co., Ltd.	80,482	4.13%
Japan Trustee Service Bank, Ltd. (trust account)	63,725	3.27
Tokio Marine & Nichido Fire Insurance Co., Ltd.	43,397	2.23
The Master Trust Bank of Japan ,Ltd. (trust account)	37,958	1.95
Mitsui Sumitomo Insurance Co., Ltd.	34,770	1.78
Nippon Life Insurance Company	30,713	1.58
All Nippon Airways Co., Ltd. Employee Stock Ownership Association	29,764	1.53
Goldman Sachs International	28,444	1.46
Mizuho Corporate Bank, Ltd.	25,511	1.31
The Asahi Shimbun Company	24,518	1.26
Total	399,285	20.48%

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.
1-10, Nikko-cho, Fuchu, Tokyo 183-8701, Japan

Independent Auditor
Ernst & Young ShinNihon

American Depositary Receipts
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: ALNPY
CUSIP: 016630303
Depositary:
The Bank of New York
101 Barclay Street, 22 West, New York, NY 10286, U.S.A
TEL: 1-212-815-2042
U.S. Toll Free: 1-888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbny.com

Stock Price and Ratios (Consolidated)

	2006	2005	2004	2003	2002
Stock Price* (¥):					
High	509	403	364	380	505
Low	321	312	191	202	289
PER (times):					
High	32.5	23.3	22.6	–	–
Low	20.5	18.1	11.8	–	–
Price / Cash Flow Ratio (times):					
High	8.9	6.8	6.3	17.4	14.9
Low	5.6	5.3	3.3	9.2	8.5
PBR (times):					
High	2.9	3.1	3.7	4.8	5.6
Low	1.8	2.4	2.0	2.5	3.2
Net Income (Loss) per Share (¥)	15.64	17.26	16.14	(18.42)	(6.17)
Equity per Share (¥)	177.89	128.31	97.66	79.57	90.40
Cash Dividends per Share (¥)	3.00	3.00	3.00	–	–

* *Tokyo Stock Exchange*

Stock Price



Stock Price Range
(¥)
600
450
300
150
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6
2003
2004
2005
2006

ANA

Printed on recycled paper

Printed in Japan